UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

[X] ANNUAL REPORT PURSUANT TO REGULATION A

Or

[   ]SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended December 31, 2022

Community Heritage Financial, Inc.

(Exact name of issuer as specified in its charter)

Maryland	83-1950225
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

24 West Main Street (overnight courier deliveries only)

P.O. Box 75(regular mail)

Middletown, MD 21769

(Full mailing address of principal executive offices)

(301) 371-6700

(Issuer’s telephone number, including area code)

Item 1. Business

In this annual report, unless the context requires otherwise, references to “we,” “our,” “us,” the “Company,” “CMHF,” and “Community Heritage Financial” refer to Community Heritage Financial, Inc. and, when discussing its history, business, operations, and financial condition, Community Heritage Financial, Inc. on a consolidated basis with its subsidiaries Middletown Valley Bank and, as of March 1, 2022, Millennium Financial Group, Inc. References to the “Bank” refer to Middletown Valley Bank, and references to “Mlend” refer to Millennium Financial Group, Inc.

Some of the matters discussed in this report may include forward-looking statements. Any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements often use words such as “estimate,” “believe,” “expect,” “plan,” “seek,” “expect,” “may,” “will,” “should,” “project,” “contemplate,” “anticipate,” “forecast,” “intend,” or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. These forward-looking statements include, but are not limited to:

● statements of our goals, intentions, and expectations;

● statements regarding our business plans, prospects, growth, and operating strategies;

● statements regarding the quality of our loan and investment portfolios; and

● estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, including those discussed elsewhere in this report, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

● general business economic conditions, either nationally or in our market areas, resulting from increased inflation, rising interest rates, supply chain disruptions, labor conditions, the COVID-19 pandemic and/or the conflict between Russia and Ukraine;

● risks associated with a pandemic, epidemic or outbreak of a contagious disease, such as the COVID-19 pandemic’s impact on global markets, may adversely affect our revenues, results of operations and financial condition;

● competition among depository and other financial institutions;

● inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

● the rate of delinquencies and amounts of loans charged off;

● adverse changes in the securities markets;

● changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

● our ability to enter new markets successfully and capitalize on growth opportunities;

● our ability to capitalize on strategic opportunities;

● our ability to retain our existing customers;

● changes in consumer spending, borrowing and savings habits;

● changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board;

● changes in our organization, compensation, and benefit plans;

● changes in the financial condition or future prospects of issuers of securities that we own;

● changes in the quality or composition of our loan or investment portfolios;

● a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cybersecurity;

● technological changes;

● failure to attract and retain skilled personnel; and

● the fiscal and monetary policies of the federal government and its agencies.

We caution you that the above list of important factors is not exclusive and because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. You should not put undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of the report, and we undertake no obligation to update these forward-looking statements to reflect the impact of any circumstances or events that arise after the date the forward-looking statements were made.

Community Heritage Financial is a Maryland corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). We are subject to regulation by the Federal Reserve Board and the Office of Financial Regulation and are required to file periodic reports and any additional information that the Federal Reserve Board and the Office of Financial Regulation may require. Community Heritage Financial, Inc. owns 100% of the outstanding capital stock of Middletown Valley Bank. We were incorporated under the laws of the State of Maryland in 2018 for the purpose of serving as the Bank’s holding company. On June 15, 2018, the stockholders of Middletown Valley Bank approved the reorganization of the Bank into a holding company structure. The reorganization became effective on February 1, 2019. In connection with the reorganization, (i) the Bank became a wholly-owned subsidiary of the Company, and (ii) each outstanding share (or fraction thereof) of Middletown Valley Bank common stock was converted into one share (or fraction thereof) of Community Heritage Financial, Inc. common stock, and the former holders of Middletown Valley Bank common stock became the holders of all the Company’s outstanding shares.

In February 2019, the Company acquired Millennium Financial Group, Inc. (Mlend), a full-service residential mortgage lender headquartered in Middletown, Maryland with additional lending offices located in Crofton, Maryland and Oakland, Maryland. As of March 1, 2022, the Company contributed all of its capital stock in Mlend to the Bank, and Mlend is now a wholly-owned subsidiary of the Bank.

We operate a general commercial banking business, accepting deposits and making loans and investments. Our results of operations depend mainly on our net interest income, which is the difference between the interest income we earn on our loan and investment portfolios and the interest expense we pay on deposits and borrowings. Results of operations are also affected by provisions for loan losses, non-interest income, and non-interest expenses. Our non-interest expenses consist primarily of compensation and employee benefits, as well as office occupancy and equipment, data processing, deposit insurance, and other operating expenses.

Our operations are significantly affected by general economic and competitive conditions, particularly with respect to changes in interest rates, government policies, and actions of regulatory authorities. Future changes in applicable laws, regulations, or government policies may materially affect our financial condition and results of operations.

Recent developments in the banking industry in regard to bank failures, may lead to increased regulation and oversight. Increased regulation could impact overall earnings through increased liquidity requirements, additional reporting, and increased controls, all of which may increase expense and impact overall profitability.

Our common stock is quoted on the Pink Open Market Tier of the OTC Market Group’s quotation system under the symbol “CMHF.” As of March 31, 2022, there were 2,905,973 shares of our common stock outstanding.

As of the date of this report, we have 174 full-time employees and 4 part-time employees. None of our employees are represented by any collective bargaining unit, and we believe that relations with our employees are excellent.

From time to time, we may be involved in litigation or administrative proceedings relating to claims arising out of our normal course of business. As of the date of this report, we are not aware of any pending litigation matters or administrative proceedings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Results for the Twelve Months Ended December 31, 2022

For the twelve months ended December 31, 2022, the Company earned net income of $6.86 million or $2.85 per basic share, an increase of $840 thousand or 14% compared to net income of $6.02 million or $2.67 per basic share for the twelve months ended December 31, 2021. Fourth quarter 2022 net income was $1.44 million or $0.50 per basic share, a decrease of $76 thousand compared to third quarter 2022 net income of $1.52 million and an increase of $187 thousand compared to $1.26 million for the fourth quarter of 2021.

The Company continued its controlled growth strategy during the fourth quarter 2022 which resulted in $930.1 million in total assets as of December 31, 2022, up $20.4 million from September 30, 2022 and up $112.2 million, or 14%, from December 31, 2021. Deposit growth of $61.2 million for the fourth quarter of 2022 and $102.7 million for the twelve months ended December 31, 2022 has funded the overall growth in the balance sheet. As a result of the strong deposit growth during the fourth quarter, the Company paid down all short-term debt on the balance sheet, $53 million as of September 30, 2022, to a zero balance as of December 31, 2022. As of December 31, 2022 the Company had no outstanding wholesale funding (brokered deposits or borrowings) remaining on the balance sheet.

The deposit growth, as noted, has also funded robust loan growth over the same period. Loan balances were $748.5 million as of December 31, 2022, up $21.1 million from September 30, 2022, balances and up $138 million for the twelve months ended. As of December 31, 2022, all loan balances under the Paycheck Protection Program (“PPP”) ($13.3 million outstanding at December 31, 2021) have been forgiven and remaining balances paid to zero.

The strong loan growth has increased the earning asset base resulting in net interest income of $6.99 million for the fourth quarter of 2022, down $140 thousand compared to $7.13 million for the third quarter of 2022 and up $928 thousand compared to the fourth quarter of 2021. For the twelve months ended December 31, 2022, net interest income was $27.5 million, an increase of $3.3 million from $24.2 million for the twelve months ending December 31, 2021.

The Bank ended the fourth quarter with a recovery balance of $197 thousand to the loan loss provision expense, a decrease of $621 thousand from $424 thousand at the end of the third quarter of 2022. The decrease is a result of improved economic factors during the fourth quarter of 2022. For the twelve months ended December 31, 2022, loan loss provision expense was $812.9 thousand compared to $3.1 million for the twelve months ended December 31, 2021. The second quarter of 2021 included a one-time, isolated, COVID related charge-off of $4.5 million. The additional provision brings the allowance for loan losses to total loans ratio to a level of 0.98% as of December 31, 2022, down five basis points from 1.03% as of September 30, 2022 and down eight basis points from 1.06% as of December 31, 2021.

Operating expenses decreased by approximately 5.7% during the fourth quarter of 2022 compared to the third quarter of 2022. In summary, strong earning asset growth, controlled funding costs and controlled operating expenses led to overall net income for the twelve months ending December 31, 2022 of $6.86 million, which represents the highest year to date earnings in the history of the Company.

Management and the Board of Directors of both the Company and the Bank recognize the impact that inflation, recent geopolitical events, and supply chain issues are having on economic markets and interest rates. With the recent rapid increase in interest rates, the banking industry has been hit hard with erosion to security portfolio values, which has resulted in a direct impact to tangible equity values on the balance sheet as related to our available-for-sale (“AFS”) security portfolio. In an effort to preserve tangible common equity, the Bank’s Board of Directors approved for up to 75% of the principal balance of the AFS security portfolio at the Bank be moved to a held-to-maturity (“HTM”) designation effective April 1, 2022. To maintain on-balance sheet liquidity, over the next several quarters we expect to take measures to build the AFS portfolio position back to a level of at least 7.0% of assets. We anticipate that this will be accomplished through the reinvestment of security portfolio cashflows and strategic investment of available cash balances at current market rates.

Results of Operations

For the Twelve Months Ended December 31, 2022 compared to the Twelve Months Ended December 31, 2021

The Company recorded net income of $6.86 million or $2.85 per basic share for the twelve months ended December 31, 2022 compared to net income of $6.02 million or $2.67 per basic share for the twelve months ending December 31, 2021. The increase in earnings resulted from strong loan growth, increased investment security interest income and lower loan loss provision expense, all of which helped off-set the loss of revenue from PPP (Paycheck Protection Program) loans, lower secondary mortgage loan activity revenue and increased interest expense resulting from increased market rates.

We primarily operate two business segments, commercial banking, and mortgage banking. The commercial banking segment includes both commercial and consumer lending and provides customers with products such as commercial loans, real estate loans, other business financing and consumer loans. In addition, this segment provides customers with several choice deposit products, including demand deposit accounts, savings accounts, and certificates of deposit. The mortgage banking segment engages primarily in the origination of residential mortgages for sale into the secondary market. Revenue from the mortgage banking segment has been negatively impacted by rising interest rates and lower refinance activity during the year ended December 31, 2022 as compared to the year ended December 31, 2021. Bottom-line net income from the mortgage banking sector has decreased from $1.2 million for the year ended December 31, 2021 compared to a loss of $434 thousand for the year ended December 31, 2022. The commercial banking segment, driven by strong commercial loan growth, low cost of deposits and reduced loan loss provision expense showed a bottom-line net income contribution of $8.4 million for the year ended December 31, 2022 as compared to $5.8 million for the year ended December 31, 2021. For additional information, refer to Note 2,” Business Segments.”

2022 provision for loan losses was a charge of $812.9 thousand compared to $3.1 million for the same period in 2021. Most of the decrease in 2022 was related to improved economic and credit metrics compared to December 31, 2021. 2021 included an isolated COVID related charge-off of $4.5 million in the second quarter of 2021.

Net Interest Income

Net interest income for the twelve months ended December 31, 2022 increased $3.3 million or 13.6%, to $27.5 million compared to $24.2 million for the twelve months ended December 31, 2021. For the twelve months ended December 31, 2022 loan income increased to $29.4 million compared to $25.4 million for the twelve months ended December 31, 2021, an increase of $4 million, or 15.7%; 2021 included $2.8 million in PPP loan interest and fee income compared to $416 thousand in 2022. Excluding PPP revenue, core loan interest increased $6.4 million for the twelve months ended December 31, 2022, compared to the twelve months ended December 31, 2021, due to strong loan growth of $137.9 million. Core loan yields, excluding PPP fee and interest income increased 11 basis points from 4.12% for the twelve months ended December 31, 2021, to 4.23% for the twelve months ended December 31, 2022. Higher market rates, strong loan growth, and competitive pressure for quality loans pushed yields higher on a year-over-year basis. Interest income on the investment portfolio increased by 69.7% from $1.7 million for the twelve months ended December 31, 2021, to $2.8 million for the twelve months ended December 31, 2022. The increase resulted from an increase in average balances of $48.3 million on a year-over-year basis through the deployment of cash on the balance sheet.

While interest bearing liabilities increased $78.2 million on average for the year ended December 31, 2022 compared to the year ended December 31, 2021, interest expense increased from $2.9 million for the year ended December 31, 2021 to $4.9 million for the year ended December 31, 2022. Deposit mix and higher market rates helped to push overall cost of funds higher during the comparative periods. Overall funding costs were also positively impacted by the growth of non-interest-bearing demand deposits, which averaged $284.9 million for the year ended December 31, 2022 compared to $237.6 million for the comparable period of 2021.

The following tables provide an analysis of net interest income performance that reflects that net interest margin has declined to 3.21% for the year ended December 31, 2022, compared to 3.32% for the year ended December 31, 2021. For the comparative period, the yield on earning assets increased 7 basis points while average rate paid on interest-bearing liabilities increased 29 basis points, resulting in the decline in margin.

		For the Twelve Months Ended December 31, 2022			For the Twelve Months Ended December 31, 2021
		Average Balance	Interest Income/ Expense	Average Yields/ Rates	(1)	Average Balance	Interest Income/ Expense	Average Yields/ Rates

	Assets
(4)	Loans, net	$682,713,941	$29,202,034	4.28%		$578,702,802	$25,166,657	4.35%
	Loans, net excluding PPP loans	680,467,674	28,785,886	4.23%		542,667,122	22,381,324	4.12%

	Loans held for sale	3,975,440	163,735	4.12%		8,300,443	219,726	2.65%
	Securities	147,637,846	2,804,729	1.90%		99,322,743	1,653,013	1.66%
	FHLB stock	989,482	29,489	2.98%		382,673	15,267	3.99%
	Other interest-earning deposits	19,508,803	171,362	0.88%		42,013,555	42,005	0.10%
	Total interest-earning assets	854,825,512	32,371,349	3.79%		728,722,216	27,096,668	3.72%

	Less: Allowance for loan losses	6,988,869				6,633,586
	Other Assets	27,205,457				25,623,409
	Total assets	875,042,100				$747,712,039

	Liabilities and Shareholder Equity
	Savings accounts	89,964,630	20,416	0.02%		77,735,205	9,789	0.01%
	Money market accounts	222,037,714	1,366,376	0.62%		177,829,948	257,481	0.14%
	NOW accounts	96,430,802	1,030,844	1.07%		84,036,410	313,022	0.37%
	Certificate of deposits	84,237,815	1,020,084	1.21%		88,129,360	1,254,140	1.42%
	Interest-bearing deposits	$492,670,961	$3,437,720	0.70%		$427,730,923	$1,834,432	0.43%
	Other Borrowings	17,341,952	522,598	3.01%		4,145,014	135,937	3.28%
	Subordinated debt, net	14,795,233	952,197	6.44%		14,705,351	952,197	6.48%
	Total interest-bearing liabilities	524,808,146	4,912,515	0.94%		446,581,288	2,922,566	0.65%

	Non-interest-bearing demand deposits	284,906,079				237,649,898
	Other Liabilities	8,134,203				8,095,983
	Total Liabilities	817,848,428				692,327,169

	Shareholders equity	57,193,672				55,384,870
	Total Liabilities & Shareholders Equity	$875,042,100				$747,712,039

	Net interest income (taxable equivalent basis)		$27,585,888				$24,270,865
(5)	Less: Taxable equivalent		127,053				96,763
	Net interest income		$27,458,835				$24,174,102

(3)	Net interest income and margin (taxable equivalent basis)		$27,585,888	3.21%			$24,270,865	3.32%
(2)	Net interest-earning assets	$330,017,367				282,140,928
(1)	Net interest spread			2.85%				3.06%

(1)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2)	Net interest-earning assets represents total average interest-earning assets less average interest-bearing liabilities.
(3)	Net interest margin represents net interest income divided by average total interest-earning assets.
(4)	Loan interest income for the twelve months ended December 31, 2022 and December 31, 2021 includes $416 thousand and $2.8 million, respectively, in PPP loan interest and fees.
(5)	Tax equivalent interest income on eligible loan and investment income is calculated using a 21% Federal tax rate and an 8.25% effective Maryland tax rate.

Non-interest Income

As referenced in Note 24 below – Revenue from Contracts with Customers, non-interest income decreased from $7.01 million for the year ended December 31, 2021 compared to $3.9 million for the same period of 2022. The following represents additional detail of non-interest income by type:

●	Visa check card income increased from $778 thousand for the twelve months ended December 31, 2021 to $907 thousand for the same period of 2022; increased merchant services and higher volumes accounted for the growth.

●	Mortgage banking revenue decreased from $5.1 million for the twelve months ended December 31, 2021 to $2.1 million for the same period of 2022 due to the rising interest rate environment and less refinancing activity.

●	For the year ended December 31, 2022 gain on sale of premises and equipment increased to $65 thousand from $19 thousand for the year ended December 31, 2021. The increase seen in 2022 was due to the sale of a company owned vehicle.

●	The year ended December 31, 2021 included $178 thousand in security sale gains; no security gains were recorded for the year ended December 31, 2022.

Non-interest Expense

Non-interest expense increased 6.8% from $19.9 million for the year ended December 31, 2021 to $21.3 million for the year ended December 31, 2022. The following represents additional detail on non-interest expense by type:

●	Salary and benefit expense increased from $11.4 million for the twelve months ended December 31, 2021 to $12.1 million for the twelve months ended December 31, 2022 – the Company continued to add human resources to support the rapid balance sheet growth and implemented bank technology enhancements. Costs also increased due to the addition of a full-service branch in May of 2021 along with increased health insurance and benefit costs.
●	Occupancy and Equipment costs increased from $2.8 million for the twelve months ended December 31, 2021 to $3.1 million for the twelve months ended December 31, 2022. As noted previously, the Company opened a full-service branch in Franklin County, Pennsylvania in May of 2021 and also made significant investments in technology improvements during 2022.
●	Data processing expenses increased from $2.3 million for the twelve months ended December 31, 2021 to $2.7 million for the twelve months ended December 31, 2022. Most of the increase was related to investments in technology during 2022 to better serve our customers.
●	FDIC insurance premiums increased from $433 thousand for the twelve months ended December 31, 2021 to $571 thousand for the twelve months ended December 31, 2022. Strong core deposit growth led to the increased premium expense.

Income Taxes

The Company had income tax expense of $2.5 million for the twelve months ended December 31, 2022 compared to tax expense of $2.2 million for the twelve months ended December 31, 2021. The increased tax expense resulted from higher pre-tax income for the twelve months ended December 31, 2022 of $9.3 million compared to pre-tax income of $8.2 million for the twelve months ended December 31, 2021.

Balance Sheet Analysis and Comparison of Financial Condition at December 31, 2022 and December 31, 2021

General. Our total assets increased $112.2 million, or 13.7%, to $930.1 million at December 31, 2022, from $817.9 million at December 31, 2021. Balance sheet growth was driven by strong loan growth of $137.9 million, or 22.6% (excluding loans held for sale), and primarily funded by core deposit (which excludes brokered deposits) growth of $102.7 million, or 13.9%. Borrowings, other than our subordinated debt, decreased by $1.9 million to zero at December 31, 2022. As of December, 31, 2022, all loan balances under the Paycheck Protection Program ($13.3 million outstanding at December 31, 2021) have been forgiven and remaining balances paid to zero. In addition, cash balances decreased $25.9 million, or 62.7%, attributable to funding the loan growth and the paydown of borrowed funds discussed above.

Loans. Total gross loans (excluding loans held for sale) increased to $748.5 million, constituting 80.5% of total assets, at December 31, 2022, compared to $610.5 million, constituting 74.6% of total assets, at December 31, 2021, an increase of $137.9 million, or 22.6%. This increase was due to growth in commercial real estate loans of $88.6 million, or 32.4%, residential real estate loans of $68.8 million, or 42.2%, for the twelve months ended December 31, 2022, which were partially offset by a $21.3 million, or 12.4%, decrease in commercial and industrial loans, which is partially attributable to $13.3 million in forgiven PPP loans during 2022.

Investment Securities Portfolio. Our investment securities portfolio at December 31, 2022 included U.S. government agency securities, mortgage-backed securities, securities issued by municipalities, and corporate bonds, all of which are classified as available-for-sale or held to maturity. The carrying value of our investment portfolio decreased from $144.0 million as of December 31, 2021 to $140.5 million as of December 31, 2022. The decrease resulted from $20 million in security purchases for the twelve months ended December 31, 2022, $11 million in maturities and paydowns, the unrealized loss position on available-for-sale securities of $2.7 million and an adjustment of $10.2 million related to the unrealized loss position on securities transferred to held-to-maturity effective April 1, 2022.

Deposits. We accept deposits primarily from the areas in which our branches and offices are located. We have consistently focused on building broader customer relationships and targeting small business customers to increase our core deposits. We also rely on our customer service to attract and retain deposits. We offer a variety of deposit products with a range of interest rates and terms. Customer deposits have historically provided us with a sizeable source of relatively stable and low-cost funds to support asset growth. Our deposit accounts consist of commercial and retail checking accounts, savings accounts, certificates of deposit, money market accounts, and individual retirement accounts. We utilize brokered deposits to cover funding gaps due to the timing of deposit growth and to match fund loans with longer maturities. At December 31, 2022, the Company had zero brokered deposits compared to $246 thousand at December 31, 2021 (brokered deposits exclude insured cash sweeps and certificate of deposit account registry service (CDARS)).

Our deposits increased by $102.7 million, or 13.9%, to $839.4 million at December 31, 2022, compared to $736.7 million at December 31, 2021, reflecting increases of $98.3 million, or 21.2%, in interest-bearing deposits and $4.4 million, or 1.6%, in non-interest-bearing deposits. The increase in interest-bearing deposits was primarily the result of a $83.5 million, or 41.5%, increase in money market accounts, as well as increases of $10.8 million, or 12.2% in time deposits, and $3.0 million, or 3.7%, in savings accounts, at December 31, 2022. Deposits increased during the twelve months ended December 31, 2022 due to new commercial deposit relationships and growth in retail (consumer) accounts.

We review and update interest rates paid, maturity terms, service fees, and withdrawal penalties on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market interest rates, liquidity requirements, anticipated short term loan demand, and our deposit growth goals.

Borrowings (Other than Subordinated Debt). Customer deposits remain the primary source we utilize to meet funding needs, but we supplement our deposits as a funding source with borrowings as necessary. All borrowings at December 31, 2022, other than subordinated debt, were paid down to a zero balance and were $1.9 million at December 31, 2021. The decrease resulted from strategic deployment of cash balances during 2022. The $1.9 million balance at December 31, 2021 consisted of Mlend’s draws on warehouse lines of credit maintained at other financial institutions. As of December 31, 2022, the warehouse line balances have been reduced to a zero balance as a result of Mlend becoming a subsidiary of the Bank from a contribution of all outstanding stock of Mlend from CMHF to the Bank effective March 1, 2022. The move allows all funding for Mlend to be handled internally as opposed to other financial institutions.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments, advances from the Federal Home Loan Bank of Atlanta (FHLBA), principal repayments, and the sale of securities available for sale. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank’s Asset/Liability Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We believe that we have adequate sources of liquidity to satisfy our short- and long-term liquidity needs as of the date of this report.

We regularly monitor and adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows and borrowing maturities, yields available on interest-earning deposits and securities, and the objectives of our asset and liability management program.

Excess liquid assets are invested generally in interest-earning deposits and short-term securities. Our most liquid assets are cash and cash equivalents. The level of these assets is dependent on our operating, financing, lending, and investing activities during any given period. At December 31, 2022, cash and cash equivalents totaled $15.4 million.

Our cash flows are derived from operating activities, investing activities, and financing activities as reported in our statements of cash flows included in our financial statements.

At December 31, 2022, we had $220 million in loan commitments outstanding consisting of $197.8 million of unused lines of credit and $22.2 million in commitments to originate new loans. In addition, we had $5.0 million in standby letters of credit at December 31, 2022. Time deposits due within one year of December 31, 2022, totaled $44.6 million, or 5.3% of total deposits. If such deposits do not remain with us, we may be required to seek other sources of funds, including loan and securities sales, draws on our lines of credit with correspondent banks, and FHLBA advances. Depending on market conditions, we may be required to pay higher rates on our deposits or other borrowings than we currently pay on the time and IRA deposits that become due in the coming year. We believe, however, based on historical experience and current and expected market interest rates, that we will retain upon maturity a large portion of our time deposits with maturities of one year or less.

At December 31, 2022 and 2021, we had, primarily through Mlend, interest rate lock commitments to originate mortgage loans totaling $1.7 million and $12.6 million, respectively. We enter into corresponding commitments with third-party investors to sell each of these loans that close on a best-efforts basis.

Our primary investing activity is originating loans. During the twelve months ended December 31, 2022 and 2021, cash used to fund net loan growth was $137.9 million and $55.6 million, respectively. During these twelve-month periods, we purchased $20.0 million and $102.5 million of investment securities, respectively. Proceeds from sales, maturities, repayments, and calls of securities were $11 million and $28.1 million, respectively, during these twelve-month periods.

Financing activities consist primarily of activity in deposit accounts. We experienced net increases in cash provided from deposits of $102.7 million and $137.1 million during the twelve months ended December 31, 2022 and 2021, respectively. Deposit flows are affected by the overall market level of interest rates, the interest rates and products offered by us and our local competitors, and by other factors.

Liquidity management is both a daily and long-term function of business management. If we require funds beyond our ability to generate them internally, borrowing arrangements exist that provide an additional source of funds. At December 31, 2022, we had the ability to borrow up to $15.5 million from other financial institutions and the ability to borrow up to $3.6 million from the Federal Reserve Board discount window. In addition, we had the ability to borrow up to $227.5 million from the FHLBA at December 31, 2022, and a $1.0 million letter of credit with another financial institution for contingency funding purposes. As of December 31, 2022, the Bank had no outstanding borrowings with FHLBA. There were zero borrowings (excluding the Notes) at December 31, 2022 and there were $1.9 million at December 31, 2021, which consisted of Mlend’s draws on warehouse lines of credit maintained at other financial institutions.

Middletown Valley Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2022, and 2021, the Bank exceeded all regulatory capital requirements and was considered “well capitalized” under regulatory guidelines at such time.

Capital Expenditures

As of December 31, 2022 there were no material capital expenditure commitments outstanding.

Item 3. Directors and Officers

The directors of Community Heritage Financial are the same persons who are the directors of Middletown Valley Bank. In addition, each executive officer of the Company is also an executive officer of the Bank or of Mlend. James Pierne and William Poffenberger also serve on the Mlend Board of Directors.

Executive Officers

The following table sets forth information regarding our executive officers.

Name	Position	Age	Term of Office

Robert E. Goetz, Jr.	President & Chief Executive Officer	46	September 2012 - Present (President); January 2013 - Present (CEO)

J. Michael Hill	Executive Vice President & Chief Risk Officer	58	December 2016 - Present

Robert Wolfe Jr.	Executive Vice President & Chief Financial Officer	62	October 2020 - Present

Ryan Lampton	Executive Vice President & Regional President	44	February 2019 - Present

Dustin Watson	Executive Vice President - Chief Credit Officer	41	February 2020 - Present

Dawn Lowe	Executive Vice President & Chief Talent and Culture Officer	55	February 2019 - Present

Brenda McComas	Executive Vice President & Chief Operating Officer	52	December 2019 - Present

Christopher Hesen	Executive Vice President & Regional President	64	June 2021 - Present

The business experience for at least the past five years of each of our executive officers is set forth below.

Robert E. Goetz, Jr. has been President of the Bank since September 2012 and Chief Executive Officer of the Bank since January 2013; he has served in these positions at the Company since October 2018. He has also served as a director of the Bank since January 2013 and of the Company since August 2018. Prior to joining us, Mr. Goetz had been a commercial sales manager at Susquehanna Bank in Hagerstown, Maryland, since May 2007.

J. Michael Hill has served as Executive Vice President and Chief Risk Officer of the Bank since December 2016 and of the Company since October 2018. He previously served as Chief Operating Officer of the Bank between April 2013 and December 2016 and as the Bank’s Chief Financial Officer from October 1994 to April 2013. Mr. Hill also served as the Bank’s acting Chief Financial Officer from April 2013 to October 2017 and as acting Chief Financial Officer of the Company and the Bank from February 2020 to October 2020.

Robert Wolfe, Jr. has served as Executive Vice President and Chief Financial Officer of the Bank and the Company since October 2020. Prior to that he was Senior Vice President/Controller of the Bank and the Company from March 2019 to October 2020. Prior to joining us, he was a Finance Manager with PHEAA, a student loan processor located in Harrisburg, Pennsylvania, since April 2018. He also served as a Budget and Finance Manager with Bay Bank in Columbia, Maryland, from November 2015 to April 2018. Before joining Bay Bank he held various positions during a more than 31-year career with Susquehanna Bancshares, Inc. and its subsidiary banks including Senior Vice President, Finance.

Ryan Lampton has served as Executive Vice President & Chief Revenue Officer of the Bank since February 2019.  Prior to that he served as Senior Vice President & Director of Retail Services from December 2017 to February 2019.  Prior to joining the Bank, Mr. Lampton was President of High Rock Studios, a marketing company located in Hagerstown, Maryland, from August 2012 to December 2017.

Dustin Watson joined the Bank in 2012 as a Credit Officer. He became Vice President - Credit Administration Manager in March 2014, Vice President – Commercial Services Manager in February 2016, Senior Vice President – Credit Officer in February 2019, and Senior Vice President – Senior Credit Officer of the Bank in February 2020.

Brenda McComas has served as Senior Vice President & Director of Operations of the Bank since January 2019. Prior to that she had served as the Bank’s Vice President, Deposit Services Manager from June 2017 to December 2019, Assistant Vice President, Deposit Operations Manager from May 2017 to June 2017, and Vice President, Lending Project Manager from November 2015 to May 2017.

Dawn Lowe has served as the Bank’s Senior Vice President & Director of Human Resources since February 2019. Prior to joining the Bank she had served as Vice President, Customer Experience Learning Leader from 2015 to 2019 and Vice President, Strategy and Planning Manager from 2013-2015, in each case in Wells Fargo’s Mortgage Lending and Retail Banking Division. Prior to joining Wells Fargo she held various management-level positions with Citi beginning in 1990.

Christopher Hesen has served as our Senior Vice President & Director of Strategic Advancement since June 2021. Prior to that he was Senior Vice President – Credit Officer with Sandy Spring Bank in Rockville, Maryland, from April 2020 to April 2021 and Executive Vice President – Chief Compliance Officer with Revere Bank in Rockville, Maryland from June 2014 to April 2020.

Significant Employees

The following table sets forth information regarding Bank employees who are not executive officers but who make significant contributions to our business.

Name	Position	Age	Term of Office

William H. Poffenbarger, Jr.	Executive Vice President and President and Chief Executive Officer of Millennium Financial Group, Inc.	57	February 2019 - Present

Dawn R. Woods	Corporate Secretary	63	January 2013 - Present

Michelle Lease	Assistant Corporate Secretary	61	December 2019 - Present

The business experience for at least the past five years of each of our significant employees is set forth below.

William H. Poffenbarger, Jr. has served as an Executive Vice President of the Company and President and Chief Executive Officer of Mlend since the Company’s acquisition of Mlend in February 2019. Prior to its acquisition by the Company, he had served as President of Millennium Financial Group, Inc. since October 2013.

Dawn R. Woods has served as Corporate Secretary and Executive Administrative Assistant of the Bank since January 2013 and as Corporate Secretary of the Company since October 2018.

Michelle Lease has served as Executive Administrative Assistant of the Bank since February 2018 and as Assistant Corporate Secretary of the Company since December 2019.

Directors

The Company and the Bank each currently have nine directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting.

The following table states the directors’ names, their ages as of the date of this annual report, the year each began serving as a director of the Bank (other than Ms. Dellaposta, who joined the boards of directors of the Company and the Bank in 2021, and Frankie Corsi, III, who joined the boards of directors of the Company and the Bank in 2022, each director named below has served as a director of Community Heritage Financial since its formation in August 2018), and when their current terms expire (current term expires at the annual meeting of the Company’s stockholders held in the year indicated).

Name	Position	Age	Director Since	Current Term Expires

Robert E. Goetz, Jr.	Director, President, & CEO	46	1/2013	2025

Frankie Corsi, III	Director	49	4/2022	2025

Beth A. Dellaposta	Director	54	3/2021	2024

James H. Clapp	Director	71	1/1992	2024

Richard L. Kefauver	Director	78	1/1991	2024

James G. Pierne	Chairman of the Board	71	9/2013	2023

A. Dennis Remsburg	Director	70	1/1992	2023

John T. Routzahn III	Director	58	1/2002	2025

Todd M. Snook	Vice Chairman of the Board	56	9/2013	2023

(1) Mr. Pierne has served as a director of the Bank since September 2013 and as Chairman of the Board since August 2016. The business experience for at least the past five years of each of our directors (other than Mr. Goetz, whose business experience is discussed above under “Executive Officers”) is set forth below.

Frankie Corsi, III has been the President and owner of Beachley Furniture Company, a furniture and millwork company in Hagerstown, Maryland, since 2015. Previously, he was the Chief Financial Officer of Ridgecrest Investments, a Frederick, Maryland-based private investment firm. Mr. Corsi is a graduate of Mount St. Mary’s University and became a licensed CPA in 1997 while employed at Linton Shafer Warfield & Garrett, P.A., a tax, accounting, and business consulting firm with offices in Frederick and Rockville, Maryland.

Beth A. Dellaposta has been the Chief Financial Officer of Doing Better Business, Inc., a Pennsylvania-based technology solutions and office equipment sales and service company that she co-owns with her brother and sister, since 2016. Prior to that she had served as the Chief Financial Officer of Word Processing Services, Inc., a company owned and operated by her parents and that Doing Better Business purchased in 2016, since 1991.

James H. Clapp is a retired attorney who was a partner with the law firm of Shoemaker, Horman & Clapp, P.A., in Frederick, Maryland through December 2013.

Richard L. Kefauver is currently retired. Prior to his retirement in 2005 he was the owner and operator of an Exxon service station and convenience store in Middletown as well as a cattle farmer. Earlier in his career he had owned and operated a car wash in Middletown as well as a trucking company headquartered in Middletown.

James G. Pierne has been an Assistant Professor of Business and Management at Hagerstown Community College since January 2012. In addition to serving as the Company and the Bank’s Chairman of the Board, he also serves as Chairman of the Board of Mlend. From January 2008 through December 2011, he served as President and Chief Executive Officer as well as a director of Susquehanna Bank in Lititz, Pennsylvania and as an Executive Vice President of Susquehanna Bancshares, the holding company of Susquehanna Bank.

A. Dennis Remsburg retired in June 2021. Prior to his retirement he had been a District Manager with Catoctin & Frederick Soil Conservation Districts, which administers Maryland State and USDA programs relating to soil conservation and water quality improvement, since June 2011.

John T. Routzahn III has been the Maryland Marketing Representative for Mutual Benefit Group, a Pennsylvania-based insurance company, since January 2018. In this position he handles all of the company’s marketing for the state of Maryland. Prior to that he had been a Senior Commercial Lines Underwriter at Frederick Mutual Insurance Company based in Frederick, Maryland, since 2014. In addition, he has served as Chairman of the Dr. J. Elmer Harp Medical Center in Middletown, Maryland, since October 2021 and as a member of its board of directors since October 2019.

Todd M. Snook has been the owner and President of Valley Storage Co., a real estate development and rental company located in Hagerstown, Maryland, and related entities since 1986.

Board of Directors and Board Committees

The Company’s articles of incorporation and bylaws provide that the number of directors, originally set at nine, may be increased or decreased by the board of directors (subject to the rights of the holders of any of our preferred stock then outstanding). Our board of directors is currently composed of nine directors, including our President and Chief Executive Officer. Pursuant to our articles of incorporation and bylaws, our directors are divided into three classes, as nearly equal in number as reasonably possible. One class of directors is elected at each annual meeting to hold office for a term of three years and until their successors have been duly elected and qualified. During his or her term, a director may only be removed by the affirmative vote of the holders of at least 80% of the then-outstanding shares of our capital stock entitled to vote in the election of directors and only for cause, subject to the rights of the holders of any of our preferred stock then outstanding. The board of directors of each of the Company and the Bank has a standing executive committee and audit committee. The board of directors of the Company also has a standing human capital management committee and a governance and nominating committee, and the board of directors of the Bank has a standing asset/liability committee and governance committee. The members of each of (i) the executive committee, (ii) the audit committee, and (iii) the governance and nominating/governance committee of the Company and the Bank are the same, and these committees typically hold joint meetings. Additionally, the board of directors is represented by a director on the Bank’s internal community reinvestment committee, compliance committee, information technology steering committee, and technology committee. Directors are compensated for attending board of directors committee and internal committee meetings.

Compensation of Directors, Executive Officers, and Significant Employees

The following table sets forth a summary of certain information concerning the compensation paid by the Bank or, in the case of Mr. Poffenbarger, Mlend, to our three highest-paid executive officers and significant employees services rendered in all capacities during the year ended December 31, 2022.

Name	Capacities in which compensation was received	Cash compensation ($) (1)	Stock Awards ($) (2)	Other Compensation ($) (3)	Total Compensation ($)
Robert E. Goetz, Jr.	President & CEO of the Bank	389,505	83,009	77,456	549,970

William H. Poffenbarger, Jr.	President & Chief Executive Officer of MillenniumFinancial Group, Inc.	241,697	—	7,587	249,284

J. Michael Hill	Executive Vice President & Chief Risk Officer of the Bank	213,019	51,509	73,245	337,773

 (1) Consists of both salary and cash bonus. Cash bonus amounts received in 2022 was $44,000 for Mr. Goetz, $25,000 for Mr. Hill, and $28,351 for Mr. Poffenbarger.

 (2) For Mr. Goetz consists of 3,000 restricted stock units, 750 of which vest October 4, 2023 and in subsequent years 2024, 2025 and 2026. For Hill, consists of 1,500 restricted stock units, 375 of which vest October 4, 2023 and in subsequent years 2024, 2025 and 2026.  The dollar value reflected in the table is based on the grant date fair value of the Company’s common stock of $21.00 per share, which was the price of the most recent trade in the common stock as of the close of business on October 3, 2022, which was the trading day immediately prior to the grant date. In addition Mr. Goetz and Mr. Hill were awarded 993 shares each which vested immediately upon grant.   The dollar value reflected in the table is based on the grant date fair value of the Company’s common stock of $20.15 per share, which was the price of the most recent trade in the common stock as of the close of business on December 12, 2022, which was the trading day immediately prior to the grant date.

 (3) Other Compensation for Mr. Goetz includes $49,989 for the value of a Bank-provided automobile, $5,198 in contributions to the Company’s 401(k) plan, $710 for Bank Owned Life Insurance (BOLI) split dollar benefit, $21,151 in Supplemental Executive Retirement Plan (SERP) vested accrued balance subject to FICA/FUTA withholding, and $408 for term life insurance premiums. Other Compensation for Mr. Hill includes $48,347 for the value of a Bank-provided automobile, $5,641 in contributions to the Company’s 401(k) retirement plan. $1,329 for (BOLI) split dollar benefit, $17,543 in (SERP) vested accrued balance subject to FICA/FUTA withholding, and $385 for term life insurance premiums. Other Compensation for Mr. Poffenbarger includes $387 for term life insurance premiums, and $7,200 car allowance for maintenance and gas expenses.

Director Compensation

Each member of our board of directors receives an annual retainer of $3,000, except for the Chairman of the Board who receives a $3,500 retainer. For each meeting of the board of directors of the Bank attended, the Chairman receives $1,100 and the other directors each receive $850, while the directors receive $500 for each meeting of the Company’s board of directors that they attend. For those directors that serve on the Mlend board of directors, the Chair receives $250 and the other directors receive $200 for each board meeting they attend. Finally, for each board of directors or internal committee meeting attended, the Chair of the committee receives $250 and the other members of the committee each receive $200. These meeting fees are the same whether attendance is in person or remotely (including by telephone).

In addition, non-employee directors of the Company and the Bank were each granted 500 restricted stock units on October 4, 2021, which vest in four equal annual installments beginning on October 4, 2022.

For the year ended December 31, 2022, we paid our eight directors who were not our employees aggregate compensation of 212,467. This includes (i) cash fees of $194,092, including an aggregate of $55,350 for service on the board of directors of Community Heritage Financial, $136,297 for service on the board of directors of Middletown Valley Bank, and $2,450 for service on the board of directors of Millennium Financial Group, Inc., and $18,375 in vested equity compensation.

Employment Agreements

Robert E. Goetz, Jr.

Effective November 1, 2021, the Bank entered into a new employment agreement with Robert E. Goetz, Jr., pursuant to which Mr. Goetz serves as President and Chief Executive Officer of the Bank. The agreement also provides that Mr. Goetz will be nominated to serve as a member of the Bank’s board of directors during the term of the agreement and that he will not receive fees or other compensation for such board service.

Mr. Goetz’s employment agreement provides for an annual base salary of $338,625, subject to annual review, and an increase in such amount as may be determined, by the Bank’s board of directors, as well as an annual cash or non-cash bonus as may be determined by the board of directors. The agreement also provides that the Bank will provide Mr. Goetz with a car for his business and personal use, provided that Mr. Goetz must reimburse the Bank for any such personal use, and that the Bank is responsible for the costs of maintenance and gasoline for such car. The agreement also provides that Mr. Goetz is entitled to reimbursement for his membership in professional associations and clubs. The agreement further provides that Mr. Goetz is entitled to participate in such other bonus, incentive, and other executive compensation programs as are made available to the Bank’s senior management, and to receive such benefits, including profit-sharing plans and retirement, life, and disability insurance benefits, as may be made available to the Bank’s similarly-situated executives, from time to time.

Mr. Goetz’s employment agreement had an initial one-year term expiring on November 1, 2021. On each subsequent November 1, the agreement renews for an additional one-year term, unless the Bank or Mr. Goetz provides the other with written notice of non-renewal at least 90 days prior to the applicable November 1 anniversary date of the agreement.

Mr. Goetz’s employment under the agreement terminates upon his death or by mutual written agreement. In addition, Mr. Goetz may terminate his employment: (i) within one year following a Change in Control, as defined in the agreement, upon 30 days’ prior written notice; (ii) for Good Reason as defined in the agreement, upon 90 days’ prior written notice specifying such Good Reason and assuming the Bank does not cure such Good Reason within such 90-day period; or (iii) without Good Reason upon 60 days’ prior written notice. The Bank may terminate Mr. Goetz’s employment under the agreement for certain events constituting Cause, as defined in the agreement, upon Mr. Goetz’s permanent disability, or without Cause upon 60 days’ prior written notice.

If we terminate Mr. Goetz’s employment without Cause, or Mr. Goetz terminates his employment for Good Reason upon proper notice, and a Change in Control has not occurred, then Mr. Goetz is entitled to receive 1/12th of his average annual taxable compensation (calculated over the last five years) per month for the remaining term of his agreement.

If we terminate Mr. Goetz’s employment without Cause within one year following or in anticipation of a Change in Control, or Mr. Goetz terminates his employment for any reason but with proper notice within one year following a Change in Control, then, instead of the payments provided for above, Mr. Goetz will be entitled to a lump-sum payment equal to 2.99 times his average annual taxable compensation (calculated over the last five years).

If a Change in Control does not result in the termination of Mr. Goetz’s employment but does result in his demotion, as evidenced by his no longer reporting to the Chairperson of the Board of the Bank or the acquiring entity, then he is entitled to receive a lump-sum payment equal to 2.99 times his average annual taxable compensation (calculated over the last five years), which will be paid on the first anniversary of such demotion. If Mr. Goetz accepts such payment, then he waives his right to terminate the agreement within one year following a Change in Control and any payment associated therewith as provided for in the agreement.

If Mr. Goetz’s employment is terminated as a result of his death, the Bank will continue all insurance benefits then in place for his family for the remaining term of the agreement and pay his estate a lump sum equal to 25% of his base salary within 30 days of his death.

If any part of the payment of the amount to be paid to Mr. Goetz pursuant to a Change in Control would constitute a “golden parachute payment” pursuant to the Internal Revenue Code of 1986, as amended, such portion of such payment will not be made or will be made on such terms as will allow it to not constitute a “golden parachute payment,” unless otherwise agreed to by Mr. Goetz and the Bank.

The agreement also contains non-compete, non-solicitation, and confidentiality provisions.

William H. Poffenbarger, Jr.

Effective February 1, 2019, Mlend entered into an employment agreement with William H. Poffenbarger, Jr. pursuant to which he serves as its President.

Mr. Poffenbarger’s employment agreement provides for an annual base salary of $200,000, subject to annual review, and an increase in such amount as may be determined, by Mlend’s board of directors. In addition, Mr. Poffenbarger is entitled to a quarterly cash bonus equal to 10% of Mlend’s after-tax net income, to be paid within 30 days after each applicable fiscal quarter. The agreement also provides that Mlend will provide Mr. Poffenbarger with a car allowance of $600 per month or $7,200 per year. The agreement also provides that Mr. Poffenbarger is entitled to participate in such other bonus, incentive, and other executive compensation programs as are made available to Mlend’s senior management and to receive such benefits, including profit-sharing plans and retirement, life, and disability insurance benefits, as may be made available to Mlend’s similarly-situated executives, from time to time.

Mr. Poffenbarger’s employment agreement had an initial three-year term expiring on February 1, 2022. On each subsequent February 1, the agreement renews for an additional one-year term, unless Mlend or Mr. Poffenbarger provides the other with written notice of non-renewal at least 90 days prior to the applicable February 1 anniversary date of the agreement.

Mr. Poffenbarger’s employment under the agreement terminates upon his death or by mutual written agreement. In addition, Mr. Poffenbarger may terminate his employment: (i) within one year following a Change in Control, as defined in the agreement, upon 30 days’ prior written notice; (ii) for Good Reason as defined in the agreement, upon 90 days’ prior written notice specifying such Good Reason and assuming Mlend does not cure such Good Reason within such 90-day period; or (iii) without Good Reason upon 60 days’ prior written notice. Mlend may terminate Mr. Poffenbarger’s employment under the agreement for certain events constituting Cause, as defined in the agreement, upon Mr. Poffenbarger’s permanent disability, or without Cause upon 60 days’ prior written notice.

If Mlend terminates Mr. Poffenbarger’s employment without Cause, or Mr. Poffenbarger terminates his employment for Good Reason upon proper notice, and a Change in Control has not occurred, then Mr. Poffenbarger is entitled to receive 1/12th of his average annual taxable compensation (calculated over the last five years) per month for the remaining term of his agreement.

If Mlend terminates Mr. Poffenbarger’s employment without Cause within one year following or in anticipation of a Change in Control, or Mr. Poffenbarger terminates his employment for any reason but with proper notice within one year following a Change in Control, then, instead of the payments provided for above, Mr. Poffenbarger will be entitled to a lump-sum payment equal to 2.99 times his average annual taxable compensation (calculated over the last five years).

If Mr. Poffenbarger’s employment under the agreement is terminated other than for Cause, Mlend is required to continue the health insurance coverage that existed for Mr. Poffenbarger’s and his family as of the time of termination for a period of one year. Further, if Mr. Poffenbarger’s employment is terminated as a result of his death, Mlend will continue all insurance benefits then in place for his family for the remaining term of the agreement and pay his estate a lump sum equal to 25% of his base salary within 30 days of his death.

If any part of the payment of the amount to be paid to Mr. Poffenbarger pursuant to a Change in Control would constitute a “golden parachute payment” pursuant to the Internal Revenue Code of 1986, as amended, such portion of such payment will not be made or will be made on such terms as will allow it to not constitute a “golden parachute payment,” unless otherwise agreed to by Mr. Poffenbarger and Mlend.

The agreement also contains non-compete, non-solicitation, and confidentiality provisions.

J. Michael Hill

Effective November 1, 2020, the Bank entered into a new employment agreement with J. Michael Hill pursuant to which Mr. Hill serves as an Executive Vice President and Chief Risk Officer of the Bank.

Mr. Hill’s employment agreement provides for an annual base salary of $179,900, subject to annual review, and an increase in such amount as may be determined, by the Bank’s board of directors, as well as an annual cash or non-cash bonus as may be determined by the board of directors. The agreement also provides that the Bank will provide Mr. Hill with a car for his business and personal use, provided that Mr. Hill must reimburse the Bank for any such personal use, and that the Bank is responsible for the costs of maintenance and gasoline for such car. The agreement also provides that Mr. Hill is entitled to participate in such other bonus, incentive, and other executive compensation programs as are made available to the Bank’s senior management and to receive such benefits, including profit-sharing plans and retirement, life, and disability insurance benefits, as may be made available to the Bank’s similarly-situated executives, from time to time.

Mr. Hill’s employment agreement had an initial one-year term expiring on November 1, 2021. On each subsequent November 1, the agreement renews for an additional one-year term, unless the Bank or Mr. Hill provides the other with written notice of non-renewal at least 90 days prior to the applicable November 1 anniversary date of the agreement.

Mr. Hill’s employment under the agreement terminates upon his death or by mutual written agreement. In addition, Mr. Hill may terminate his employment: (i) within one year following a Change in Control, as defined in the agreement, upon 30 days’ prior written notice; (ii) for Good Reason as defined in the agreement, upon 90 days’ prior written notice specifying such Good Reason and assuming the Bank does not cure such Good Reason within such 90-day period; or (iii) without Good Reason upon 60 days’ prior written notice. The Bank may terminate Mr. Hill’s employment under the agreement for certain events constituting Cause, as defined in the agreement, upon Mr. Hill’s permanent disability, or without Cause upon 60 days’ prior written notice.

If we terminate Mr. Hill’s employment without Cause, or Mr. Hill terminates his employment for Good Reason upon proper notice, and a Change in Control has not occurred, then Mr. Hill is entitled to receive 1/12th of his average annual taxable compensation (calculated over the last five years) per month for the remaining term of his agreement.

If we terminate Mr. Hill’s employment without Cause within one year following or in anticipation of a Change in Control, or Mr. Hill terminates his employment for any reason but with proper notice within one year following a Change in Control, then, instead of the payments provided for above, Mr. Hill will be entitled to a lump-sum payment equal to his average annual taxable compensation (calculated over the last five years).

If a Change in Control does not result in the termination of Mr. Hill’s employment but does result in his demotion, as evidenced by his no longer reporting to the Chairperson of the Board of the Bank or the acquiring entity, then he is entitled to receive a lump-sum payment equal to his average annual taxable compensation (calculated over the last five years), which will be paid on the first anniversary of such demotion. If Mr. Hill accepts such payment, then he waives his right to terminate the agreement within one year following a Change in Control and any payment associated therewith as provided for in the agreement.

If Mr. Hill’s employment is terminated as a result of his death, the Bank will continue all insurance benefits then in place for his family for the remaining term of the agreement and pay his estate a lump sum equal to 25% of his base salary within 30 days of his death.

If any part of the payment of the amount to be paid to Mr. Hill pursuant to a Change in Control would constitute a “golden parachute payment” pursuant to the Internal Revenue Code of 1986, as amended, such portion of such payment will not be made or will be made on such terms as will allow it to not constitute a “golden parachute payment,” unless otherwise agreed to by Mr. Hill and the Bank.

The agreement also contains non-compete, non-solicitation, and confidentiality provisions.

Supplemental Executive Retirement Plans

We have entered into supplemental executive retirement plan agreements, as amended, with each of Messrs. Goetz and Hill. We have funded these benefits through the purchase of bank owned life insurance.

The agreements will provide each of Messrs. Goetz and Hill or their designated beneficiaries with up to a $50,000 or $16,667, respectively, annual pension paid for 15 years upon his retirement (with full benefits being paid if Mr. Goetz retires no earlier than age 62 and Mr. Hill retires no earlier than age 65), termination of employment due to Disability or in connection with a Change in Control, each as defined in the agreements, or death. These benefits will not be paid if the executive is terminated for Cause as defined in the agreements, is subject to a final removal or prohibition order issued by an appropriate federal banking agency, or violates without our consent the non-competition or non-solicitation provisions of the agreements. Mr. Goetz is 30.4% vested and Mr. Hill is 69.1% vested in their benefits under the supplemental executive retirement plans.

We have a split dollar life insurance benefit for certain of our employees that will provide Mr. Goetz’s or Mr. Hill’s beneficiary with a benefit upon his death. This benefit is currently $941 thousand and $764 thousand, respectively. The Bank’s portion of the split dollar life insurance benefit is $2.8 million and $2.3 million, respectively.

2020 Equity Incentive Plan

At our 2020 annual meeting, the Company’s stockholders approved The Community Heritage Financial, Inc. 2020 Equity Incentive Plan (the “Plan”).

Under the Plan, the Company may grant stock options (including incentive stock options within the meaning of Section 422 of the Internal Revenue Code and non-qualified stock options), stock appreciation rights, restricted or unrestricted stock awards, restricted stock units, phantom stock, performance awards, other stock-based awards, or any combination of the foregoing.

Under the Plan, the maximum number of shares of common stock available for awards is 500,000, subject to adjustment in the event of a stock dividend, spin-off, stock split, reverse stock split, split- up, recapitalization, reclassification, reorganization, combination or exchange of shares, merger, consolidation, liquidation, business combination, or other similar change or event.

Under the Plan, employees (including officers) of, directors of, and other individuals providing bona fide services (such as consultants or independent contractors) to or for the Company or any affiliate, including the Bank, are eligible to receive awards under the Plan. The administrator of the Plan, currently the compensation committee of the Company’s board of directors, has discretion to designate awards recipients and the type and terms of awards made to such recipients.

The Plan became effective upon approval by our stockholders on October 16, 2020, and will terminate on the 10th anniversary of the effective date, or October 16, 2030, unless earlier terminated by the board of directors. The board may amend the Plan at any time, but no amendment or modification can be made that would impair the rights of any grantee under any award previously made under the Plan without his or her consent. In addition, the board may not amend or modify the Plan without stockholder approval where such approval is required by applicable law or by the rules of any securities exchange or quotation system on which our common stock is listed or traded. Further, the administrator may not amend or modify any award under the Plan if such amendment or modification would require the approval of the stockholders if the amendment or modification were made to the Plan itself.

Deferred Compensation

Upon Mr. Goetz’s separation of service from the Bank, he will be entitled to a deferred compensation payment; the balance of such deferred compensation payment as of December 31, 2022, is $125,923.

Upon Mr. Hill’s separation of service from the Bank, he will be entitled to a deferred compensation payment; the balance of such deferred compensation payment as of December 31, 2022, is $67,650.

Upon Mr. Poffenbarger’s separation of service from the Bank, he will be entitled to a deferred compensation payment; the balance of such deferred compensation payment as of December 31, 2022, is $9,351.

Free Checking

All of our employees receive free checking at Middletown Valley Bank.

Health and Retirement

We currently provide health care benefits, including medical, dental, short- and long-term disability, and group life insurance, subject to certain deductibles and co-payments, for all our full-time employees.

The Company also maintains a 401(k) deferred compensation plan for employees, including employees of both the Bank and Mlend, who meet the eligibility requirements set forth in the plan. Pursuant to the 401(k) plan, we make contributions to participants in the plan in an amount equal to 50% of the participating employee’s contribution, up to a maximum of 3% of such employee’s salary. The 401(k) plan, which covers substantially all employees, allows for elective employee deferrals.

Item 4. Security Ownership of Management and Certain Securityholders

Ownership of Common Stock

As of the date of this annual report there are a total of nineteen directors and officers of the Company with a total of 222,843 beneficially owned shares of common stock, or 7.7% of the class. As of the date of this annual report, to our knowledge, there are no stockholders that beneficially own more than 10% of our common stock.

Item 5. Interest of Management and Others in Certain Transactions

We have had in the past, and expect to have in the future, banking transactions with our directors and executive officers and the business and professional organizations with which they are associated in the ordinary course of business. Any loans and loan commitments are made in accordance with all applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to us. In the opinion of management, these transactions do not and will not involve more than the normal risk of collectability or present other unfavorable features. Directors or officers with any personal interest in any loan application are excluded from the consideration of any such loan application.

Three entities of which Frankie Corsi, III, a director of the Company and the Bank, is either a co-owner or owner and Mr. Corsi personally has loans from the Bank outstanding equal to an aggregate of approximately $6.2 million as of December 31, 2022. Such entities paid the Bank an aggregate of $680,381, consisting of $369,568 in principal repayment and $310,814 in interest, with respect to these loans during 2021 and $1,318,623, consisting of $1,062,914 in principal repayment and $255,708 in interest, with respect to these loans as of December 31, 2022. These loans were made prior to Mr. Corsi becoming a director.

Two entities of which Beth A. Dellaposta, a director of the Company and the Bank, is a co-owner have loans from the Bank outstanding equal to an aggregate of approximately $4.4 million as of December 31, 2022. Such entities paid the Bank an aggregate of $713,403, consisting of $646,730 in principal repayment and $66,673 in interest, with respect to these loans during 2021 and $2,902,558, consisting of $2,756,205 in principal repayment and $146,353 in interest, with respect to these loans as of December 31, 2022. These loans were made prior to Ms. Dellaposta becoming a director.

William H. Poffenbarger, Jr., Executive Vice President of the Company and President & Chief Executive Officer of Mlend, and an entity of which he is the owner, have loans from the Bank outstanding equal to an aggregate of approximately $1.0 million as of December 31, 2022. Mr. Poffenbarger and such entity paid the Bank an aggregate of $76,583, consisting of $35,899 in principal repayment and $40,683 in interest, with respect to these loans during 2021 and $164,216, consisting of $110,076 in principal repayment and $54,140 in interest, with respect to these loans as of December 31, 2022.

As previously discussed, the Company acquired Millennium Financial Group, Inc. in February 2019, which prior to our acquisition was owned by Mr. Poffenbarger. The purchase price for Mlend was (i) $1,000,000 cash, (ii) the sum of $500,000 to be paid in 10 annual installments beginning on February 1, 2020 and ending on February 1, 2029, and (iii) 11,500 shares of our common stock. As of the date of this filing, all amounts we are obligated to pay Mr. Poffenbarger pursuant to our purchase of Mlend in 2019 have been paid.

Mr. Poffenbarger is the owner of the limited liability company that is the landlord for Mlend’s office in Middletown, Maryland. Annual rent under our lease is $75,000 per year beginning on February 1, 2019, subject to an increase of 10% after five years, or beginning February 1, 2024. The lease term is 10 years, ending on February 1, 2029, with two optional five-year renewal terms. In addition to rent, Mlend must also reimburse the landlord for all taxes, general and special assessments, and other governmental charges payable in connection with the leased premises.

Mr. Poffenbarger is also the owner of the limited liability company that is the landlord for our Oakland, Maryland facility. Annual rent under our lease is $18,000 per year beginning on July 1, 2020, subject to an increase of 10% every five years. The lease expires February 1, 2029, with two optional five-year renewal terms.

We believe the terms obtained of the leases discussed above are comparable to terms that would have been available for the lease of similar space in arm’s-length transactions.

Item 6. Other Information

None.

Item 7. Financial Statements

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders

Community Heritage Financial, Inc.

Middletown, Maryland

Opinion

We have audited the consolidated financial statements of Community Heritage Financial, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information Included in the Annual Report

Management is responsible for the other information included in the annual report. The other information comprises the shareholder letter and selected financial data but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Roanoke, Virginia

March 29, 2023

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Years Ended December 31, 2022 and 2021

	December 31,
	2022	2021

Assets
Cash and due from banks	$15,393,207	$41,255,045

Securities available-for-sale, at fair value	39,510,486	144,019,313
Securities held-to-maturity (fair value - $90,685,097 as of December 31, 2022)	101,005,393	—
Total Securities	140,515,879	144,019,313

Restricted equity securities	406,400	337,700

Loans	748,450,525	610,501,481
Less allowance for loan loss	7,330,436	6,499,690
Loans, net	741,120,089	604,001,791

Loans held for sale	4,725,495	5,423,358
Premises and equipment, net	7,053,532	6,771,220
Right-of-use assets	2,841,736	2,300,829
Accrued interest receivable	2,616,879	1,971,018
Deferred tax assets	5,277,275	2,140,827
Bank-owned life insurance	6,817,058	6,475,067
Goodwill	1,656,507	1,656,507
Intangible assets	—	695
Other assets	1,708,412	1,556,354
Total Assets	$930,132,469	$817,909,724

Liabilities and Shareholders’ Equity

Liabilities
Deposits:
Non-interest-bearing demand	$276,829,209	$272,399,626
Interest-bearing	562,601,082	464,285,443
Total Deposits	839,430,291	736,685,069

Subordinated debt, net of amortized issuance cost	14,843,030	14,753,333
Other borrowings	—	1,887,060
Lease liabilities	2,908,707	2,367,676
Accrued interest payable	236,624	189,842
Other liabilities	5,572,659	5,071,853
Total Liabilities	862,991,311	760,954,833

Shareholders’ Equity
Preferred stock, par value $.01; shares authorized 1,000,000; no shares issued and outstanding,	—	—
Common stock, par value $.01; shares authorized 10,000,000; shares issued and outstanding at December 31, 2022 and 2021 2,905,973 and 2,251,320, respectively.	29,060	22,513
Additional paid-in-capital	40,861,802	28,537,379
Retained earnings	35,757,761	29,288,449
Accumulated other comprehensive (loss)	(9,507,465)	(893,450)
Total Shareholders’ Equity	67,141,158	56,954,891
Total Liabilities and Shareholders’ Equity	$930,132,469	$817,909,724

See accompanying notes to the Consolidated Financial Statements

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2022 and 2021

	December 31,
	2022	2021

Interest Income
Loans, including fees	$29,365,769	$25,386,383
Securities	2,804,729	1,653,013
Fed funds sold and other	200,851	57,272
Total interest income	32,371,349	27,096,668

Interest Expense
Deposits	3,437,720	1,834,432
Borrowed funds	522,598	135,937
Subordinated debt	952,197	952,197
Total interest expense	4,912,515	2,922,566

Net interest income	27,458,834	24,174,102
Provision for loan losses	812,855	3,079,173
Net interest income after provision for loan losses	26,645,979	21,094,929

Non-interest income
Service charges on deposits	747,100	734,710
Earnings bank owned life insurance	58,826	162,162
Gain sale of fixed assets	65,448	18,684
Gain sale of securities	—	178,265
Gain on sale of loans	1,220,206	4,809,175
Other secondary market income	854,021	289,049
Other non-interest income	983,348	818,162
Total non-interest income	3,928,949	7,010,207

Non-interest expense
Salaries and employee benefits	12,098,456	11,446,557
Occupancy and equipment	3,110,087	2,811,633
Legal and professional fees	710,697	712,544
Advertising	276,520	297,595
Data processing	2,661,680	2,262,821
FDIC premiums	570,508	432,975
Other intangible amortization	695	8,333
Other	1,828,549	1,926,580
Total non-interest expense	21,257,192	19,899,038
Income before taxes	9,317,736	8,206,098
Income tax expense	2,462,232	2,190,813
Net Income	$6,855,504	$6,015,285

Basic earnings per share	$2.85	$2.67
Diluted earnings per share	$2.84	$2.67

See Notes to Consolidated Financial Statements

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

For the Years Ended December 31, 2022 and 2021

	2022	2021
Net income	$6,855,504	$6,015,285

Other comprehensive (loss):
Unrealized holding (loss) on securities available for sale (net of tax of $(730,200) and $(586,943), respectively)	(1,923,144)	(1,545,846)

Unrealized holding (loss) on securities transferred from available for sale to held to maturity (net of tax of $2,805,636)	(7,389,261)	—

Reclassification adjustment for amortization of unrealized holding loss from the transfer of available-for-sale securities to held-to-maturity	698,390	—
(net of tax of $(265,173))

Reclassification adjustment for gains included in net income
(net of tax of $(49,058))	—	(129,207)
Other comprehensive (loss), net of tax	(8,614,015)	(1,675,053)

Comprehensive net (loss) income	$(1,758,511)	$4,340,232

See accompanying notes to the Consolidated Financial Statements

COMMUNITY HERITAGE FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2022 and 2021

	COMMON STOCK	ADDITIONAL PAID-IN-CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL

BALANCE, DECEMBER 31, 2020	$22,513	$28,523,004	$23,633,375	$781,603	$52,960,495

Net Income	—	—	6,015,285	—	6,015,285

Other comprehensive loss	—	—	—	(1,675,053)	(1,675,053)

Stock based compensation expense	—	14,375	—	—	14,375

Cash dividends ($0.16 per share)	—	—	(360,211)	—	(360,211)

BALANCE, December 31, 2021	$22,513	$28,537,379	$29,288,449	$(893,450)	$56,954,891

BALANCE, DECEMBER 31, 2021	$22,513	$28,537,379	$29,288,449	$(893,450)	$56,954,891

Net Income	—	—	6,855,504	—	6,855,504

Other comprehensive loss	—	—	—	(8,614,015)	(8,614,015)

Stock based compensation expense	—	141,627	—	—	141,627

2022 capital raise (649,526 shares @$21 par $0.01 per share)	6,496	12,195,091	—	—	12,201,587

Restricted stock units vested (7,474, net of 2,347 shares surrendered)	51	(12,295)	—	—	(12,244)

Cash dividends ($0.16 per share)	—	—	(386,192)	—	(386,192)
				—
BALANCE, December 31, 2022	$29,060	$40,861,802	$35,757,761	$(9,507,465)	$67,141,158

See Notes to Consolidated Financial Statements

COMMUNITY HERITAGE FINANCIAL, INC. and SUBSIDIARIES

   CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022 and 2021

	For the Years Ended December 31,
CASH FLOWS FROM OPERATING ACTIVITIES:	2022	2021

Net Income	$6,855,504	$6,015,285
Adjustments to reconcile net income to cash resulting from operating activities:
Depreciation and amortization of premises and equipment	880,914	797,409
Provision for loan losses	812,855	3,079,173
Gain on sales and calls of investment securities	—	(178,265)
Gain on premises and equipment	(65,448)	(18,684)
Gain on sales of loans	(1,220,206)	(4,809,175)
Originations of loans held for sale	(154,767,849)	(290,649,258)
Proceeds from sales of loans held for sale	156,685,918	302,661,556
Amortization of intangibles	695	8,333
Amortization of debt issuance cost	89,697	89,697
Amortization of right-of-use assets	446,502	453,892
Stock based compensation expense	141,627	14,375
Earnings on bank owned life insurance	(58,826)	(162,162)
Deferred tax expense	134,215	550,606
Decrease (increase) in accrued interest receivable	(645,861)	228,471
Decrease (increase) in other assets	(143,201)	558,535
(Decrease) increase in accrued interest payable	46,782	(25,648)
(Decrease) increase in other liabilities	45,571	(4,872,148)
Amortization of premium and discounts on investment securities, net	648,499	635,886
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	9,887,388	14,377,878

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale and held to maturity	(20,039,542)	(102,477,651)
Proceeds from maturities, repayments and calls of available for sale and held to maturity securities	11,009,799	14,084,518
Proceeds from sales of securities available for sale and held to maturity	—	14,044,239
Proceeds from sales of fixed assets	102,858	57,000
Net (increase) in loans	(137,931,153)	(55,594,566)
Sale (Purchase) of FHLB stock, net	(68,700)	124,400
Purchases of fixed assets	(1,200,636)	(1,206,926)
Purchases of the bank owned life insurance	(283,165)	(1,033,164)
NET CASH (USED IN) INVESTING ACTIVITIES	(148,410,539)	(132,002,150)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in non-interest-bearing demand deposits	4,429,583	75,102,421
Net increase in interest-bearing deposits	98,315,639	62,023,024
Net (repayment) of other borrowings	(1,887,060)	(6,671,119)
Net proceeds from sale of common stock	12,189,343	—
Cash dividends paid	(386,192)	(360,211)
NET CASH PROVIDED BY FINANCING ACTIVITIES	112,661,313	130,094,115
NET INCREASE IN CASH AND CASH EQUIVALENTS	(25,861,838)	12,469,843

CASH AND CASH EQUIVALENTS, BEGINNING BALANCE	41,255,045	28,785,202

CASH AND CASH EQUIVALENTS, ENDING BALANCE	$15,393,207	$41,255,045

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$4,776,036	$2,858,517
Income taxes	$1,214,937	$3,690,826

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ANDFINANCING ACTIVITIES
Unrealized (loss) on securities available for sale	$(2,653,344)	$(2,311,056)
Unrealized holding losses on securities prior to transferred to held to maturity	$(10,194,897)	$—
Amortization of unrealized holding losses on securities transferred to held to maturity	$963,563	$—
Securities transferred from available for sale to held to maturity	$(106,275,366)	$—
Reduction in right-of-use assets from termination of lease liabilities	$(335,588)	$—
Lease Liabilities arising from right of use assets	$1,331,854	$87,825

See accompanying notes to the Consolidated Financial Statements

Note 1. Nature of Operation’s and Significant Accounting Policies

Nature of Operations:

Community Heritage Financial, Inc. (“CMHF” or the “Company” on a consolidated basis), the parent company for its wholly-owned subsidiaries, Middletown Valley Bank (the “Bank”) and subsidiary Millennium Financial Group, Inc. (“Mlend”), was established in November 2018 under the laws of the State of Maryland to serve as the holding company for the Bank. Establishment of the holding company occurred subsequent to an affirmative vote by shareholders and receipt of regulatory approval. Upon formation of the holding company, the Company’s reorganization was completed through a one-for-one share exchange in which the Bank’s shareholders received one share of CMHF’s common stock with a par value of $0.01 in exchange for each share of their $1 par value common stock of the Bank. CMHF is regulated under the Bank Holding Company Act of 1956, as amended, and is subject to regulation, supervision, and examination by the Federal Reserve Board.

Middletown Valley Bank is an independent and community-oriented financial institution offering a full range of retail and commercial banking services to individuals and businesses in its market area. Services are primarily provided to customers located in Frederick County and Washington County, Maryland, as well as the surrounding communities through the Bank’s network of eight branch locations. Its primary deposit products are demand, savings, and time deposits, and its primary lending products are real estate mortgages, commercial business loans and installment loans.

Middletown Valley Bank began serving customers in 1908 and is headquartered in Middletown, Maryland. The Bank is a Maryland chartered bank subject to regulation, supervision, and examination by the Maryland Office of Commissioner of Financial Regulation and the Federal Deposit Insurance Corporation (“FDIC”), and our deposits are insured by the FDIC up to $250,000 per depositor. In addition to two branch offices in Middletown, the Bank also has branches in:

●	Jefferson, Maryland,
●	Myersville, Maryland
●	Boonsboro, Maryland
●	Hagerstown, Maryland (2), and
●	Waynesboro, Pennsylvania

Middletown Valley Bank is parent company to the wholly owned subsidiary Millennium Financial Group, Inc. Millennium Financial Group Inc., (“Mlend”), is a full-service residential mortgage company, headquartered in Middletown, Maryland with additional lending offices located in Crofton, Maryland and Oakland, Maryland. Mlend is licensed in Maryland, Pennsylvania, Virginia, West Virginia and the District of Columbia and offers a full range of residential mortgage products to homebuyers for home purchases, refinancing and construction. Programs include but are not limited to conventional, USDA, VA, FHA, and Maryland Mortgage Program loans.

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices of the banking and mortgage industries.

Principles of Consolidation:

The consolidated financial statements of Community Heritage Financial, Inc. and its wholly owned subsidiary, Middletown Valley Bank and subsidiary Millennium Financial Group, Inc., include the accounts of all three companies. All material intercompany balances and transactions have been eliminated in consolidation.

Business Segments:

We primarily operate two business segments, commercial banking, and mortgage banking. The commercial banking segment includes both commercial and consumer lending and provides customers with products such as commercial loans, real estate loans, other business financing and consumer loans. In addition, this segment provides customers with several choice deposit products, including demand deposit accounts, savings accounts, and certificates of deposit. The mortgage banking segment engages primarily in the origination of residential mortgages for sale into the secondary market. For additional information, refer to Note 4,” Business Segments.”

Use of Estimates:

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation of goodwill and other-than-temporary impairment of securities.

Presentation of Cash Flows:

For the purposes of reporting cash flows, the Company considers cash and cash equivalents as those amounts that are highly liquid instruments with an original maturity of three months or less. They are included in the balance sheet captions, “Cash and due from banks”.

Securities:

Investments in debt securities are classified as either held-to-maturity, available-for-sale, or trading. Currently, the Company holds available-for-sale and held-to-maturity securities. FHLB stock is classified as restricted and carried at cost. Available-for- sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive (loss) income. Held-to-maturity securities are carried at amortized cost. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) the Bank intends to sell the security or (ii) it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis. If the Bank does not intend to sell the security and it is not more-than-likely that the Bank will be required to sell the security before recovery, management must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive loss.

Management regularly reviews each security for other-than-temporary impairment based on criteria that includes the extent to which costs exceed market price, the duration of that market decline, the financial health of and specific prospects for the issuer, its best estimate of the present value of cash flows expected to be collected from debt securities, its intention with regard to holding the security to maturity and the likelihood that the Bank would be required to sell the security before recovery.

For restricted equity securities, impairment is based on the ultimate recovery of par value. The impairment of a restricted equity security results in a write-down that must be included in income.

Gains or losses on disposition are based on the net proceeds and the adjusted carrying amount of the securities, using the specific identification method.

Loans:

Loans are reported at their recorded investment, which is the principal amount outstanding, as adjusted for net deferred fees or cost of loan originations. The balance of the allowance for loan losses is netted against the recorded investment in loans on the balance sheet. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the yield on the related loans using the interest method. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on all classes of loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal in accordance with the loan’s contractual terms, or when a loan becomes contractually past due by ninety days or more with respect to principal or interest. All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of loan principal is probable. Accruals are resumed on loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loan is estimated to be fully collectible as to both principal and interest. Loans are considered past due when the borrower is not current with their payments in accordance with the contractual terms of their loan agreement.

Loans Held for Sale:

The Company engages in the sale of residential mortgages, with originations initiated through the Bank and subsidiary Millennium Financial Group, Inc. Loans originated and intended for sale (Loans held for Sale) in the secondary market are carried at the lower of cost on an individual basis. Gains and losses on loans sold (sales proceeds minus carrying value) are recorded as a component of noninterest income in the consolidated statements of income. Direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon the sale of the loan. The servicing of loans held for sale is not retained once the sale is complete.

Allowance for Loan Losses:

An allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent losses that are probable within the loan portfolio. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers’ ability to pay. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans deemed uncollectible are charged off and deducted from the allowance, while subsequent recoveries are credited to the allowance.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established when the present value of expected future cash flows, the observable market price, or the fair value of the collateral, if the loan is collateral dependent, of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical losses adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial real estate, residential real estate, and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance consumer loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

As the first step in determining the general component of the allowance for loan losses, management calculates the historical loss percentage. The historical loss percentage is calculated based on the Bank’s experience as well as the experience of its peers. In instances where the Bank has not experienced losses, peer information will be used. The historical loss percentage calculated is applied to the quarter end balance of each portfolio segment. The historical component is further adjusted by management’s evaluation of various conditions per segment including the economy, trends in portfolio volume, concentrations, changes in experience and depth of lending staff, trends in problem loans, and trends in collateral and debt ratio exceptions.

Management has an established internally developed methodology to determine the adequacy of the allowance for loan losses that assesses the risks inherent in the loan portfolio. For purposes of determining the allowance for loan losses, management has segmented certain loans in the portfolio by product type. The loan portfolio is segmented based on risk characteristics into the following segments: commercial real estate, residential real estate, commercial, and consumer loans. Particular characteristics associated with each segment are detailed below:

●	Loans secured by commercial real estate carry risks associated with the success of the business and the ability to generate a positive cash flow sufficient to service debts. Real estate security diminishes risks only to the extent that a market exists for the subject collateral.

●	Residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

●	Commercial loans not secured by real estate carry risks associated with the successful operation of a business, and the repayments of these loans depend on the profitability and cash flows of the business. Additional risk relates to the value of collateral, if any, where depreciation occurs, and the valuation is less precise.

●	Consumer loans carry risks associated with the continued creditworthiness of the borrower and the value of the collateral, such as automobiles which may depreciate more rapidly than other assets. In addition, these loans may be unsecured. Consumer loans are more likely than real estate loans to be immediately affected in an adverse manner by job loss, divorce, illness, or personal bankruptcy.

Troubled Debt Restructurings:

In situations where, for economic or legal reasons related to a borrower’s financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring, (“TDR”). Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. At December 31, 2022 and 2021, there were loans in the amount of $1.58 million and $1.9 million, respectively that were modified in troubled debt restructurings. There were no commitments to lend additional funds to these borrowers as of December 31, 2022 and 2021.

During 2020, the Bank approved payment deferrals for customers experiencing hardships related to COVID-19. These deferrals were for no more than six months in duration and for loans that were not more than 30 days past due as of December 31, 2019. However, there were three loans included in the COVID-19 loan deferral program that payment deferrals were set until maturity. As such, they were not considered TDRs based on the relief provisions of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act and recent interagency regulatory guidance. As of December 31, 2022 and 2021 the three loans remaining on deferral until maturity totaled $2.69 million and $3.22 million, respectively.

Transfers of Financial Assets:

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Other Real Estate Owned:

Properties acquired by foreclosure, or deed in lieu of foreclosure are initially recorded at fair value less cost to sell and subsequently at the lower of the initially recorded amount and capitalized costs or estimated fair value less cost to sell. Costs of carrying the real estate are charged to expense. As of December 31, 2022, and 2021, the Bank had no other real estate owned. At December 31, 2022, and 2021, the Bank had no consumer mortgage loans secured by residential real estate properties for which formal foreclosure proceedings were in process.

Paycheck Protection Program:

Beginning in April 2020, the Bank originated loans under the Paycheck Protection Program (PPP) of the Small Business Administration (SBA). PPP loans are fully guaranteed by the SBA, and in some cases, borrowers may be eligible to obtain forgiveness of the loans, in which case loans would be repaid by the SBA. As repayment of the PPP loans is guaranteed by the SBA, the Bank does not recognize a reserve for PPP loans in its allowance for loan losses. The Bank received fees from the SBA of one percent to five percent of the principal amount of each loan originated under the PPP. Fees received from the SBA are recognized net of direct origination costs in interest income over the life of the related loans. Recognition of fees related to PPP loans is dependent upon the timing of ultimate repayment or forgiveness. Aggregate fees from the SBA of $3.6 million, net of direct costs, are being recognized in interest income over the life of the loans. The Company completed forgiveness on all PPP loans as of June 30, 2022, therefore as of December 31, 2022 there were no unamortized net deferred fees remaining. As of December 31, 2021 there were $392 thousand in net fees which remained unrecognized.

Premises and Equipment:

Land is carried at cost. Premises and equipment, including construction of major capital additions, are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis. The estimated useful lives for computing depreciation on premises and equipment range from 3 to 50 years in each of these categories. Maintenance and repairs are charged to operating expenses as incurred.

Bank Owned Life Insurance:

The Bank has purchased life insurance policies on certain key executives and other officers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value. Any increase in the cash surrender value is recorded as noninterest income in the Consolidated Statements of Income. In the event of the death of an individual under these policies, the Bank would receive a death benefit which would also be recorded as noninterest income on the Consolidated Statements of Income.

Equity Based Compensation:

Compensation cost is recognized for equity awards issued to employees, based on the fair value of these awards at the date of grant using an observable market price. The Company classifies stock awards as equity. Compensation cost is recognized over the required service period on a straight-line basis. The Company’s accounting policy is to recognize forfeitures as they occur.

Earnings Per Common Share:

Basic earnings per common share (“EPS”) represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by assuming dilution of common shares and adjusting net income for compensation cost attributable to the equity-based compensation plan. Basic average shares outstanding for the years ending December 31, 2022 and 2021 were 2,408,516 and 2,251,320, respectively. Diluted average shares outstanding were 2,410,177 and 2,251,331 for the years ended December 31, 2022 and 2021, respectively. Basic earnings per share were $2.85 and $2.67 for the years ended December 31, 2022 and 2021, respectively. Diluted earnings per share were $2.84 and $2.67 for the years ended December 31, 2022 and December 31, 2021, respectively.

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits, if any, in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the Consolidated Statements of Income. As of December 31, 2022, and 2021, there was no liability recorded for unrecognized tax benefits.

Advertising Costs:

The Company accounts for its advertising costs as a charge to operations as the costs are incurred. Advertising costs were $277 thousand and $298 thousand for the years ended December 31, 2022 and 2021, respectively, and are included in other non-interest expenses in the Consolidated Statements of Income.

Comprehensive (Loss) Income:

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on the security portfolio, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive (loss) income. All the Company’s other comprehensive income relates to unrealized gains and losses on the securities portfolio for the year ended December 31, 2022 and December 31, 2021.

Restrictions on Retained Earnings:

According to certain banking regulations, there is a restriction on availability of the Bank’s retained earnings for the payment of dividends.

Goodwill and Other Intangible Assets:

Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company performs an annual goodwill impairment test, which is generally conducted in the fourth quarter. As of December 31, 2022, and 2021 there was no impairment to goodwill. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Intangible amortization expense was $695 dollars and $8,333 thousand for the years ended December 31, 2022, and 2021, respectively.

Recent Accounting Pronouncements:

During June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU, as amended, requires an entity to measure expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts. Among other things, the ASU also amended the impairment model for available for sale securities and addressed purchased financial assets with deterioration. The Company adopted ASU 2016-13 as of January 1, 2023 in accordance with the required implementation date and recorded the impact of adoption to retained earnings, net of deferred income taxes, as required by the standard. The Company will record adjustments to its allowance for credit losses and reserves for unfunded commitments through the provision for credit losses in the consolidated statements of income. The adjustment recorded at adoption was not significant to the overall allowance for credit losses or shareholders’ equity as compared to December 31, 2022 and consisted of adjustments to the allowance for credit losses on loans and held-to-maturity securities, as well as an adjustment to the Company’s reserve for unfunded loan commitments. The Company is utilizing a third-party model to tabulate its estimate of current expected credit losses, using a probability of default/loss methodology. In accordance with ASC 326, the Company has segmented its loan portfolio based on similar risk characteristics which included call report code, purpose code, and loan risk rating. The Company primarily utilizes select economic, internal and market qualitative factors for its reasonable and supportable forecasting of current expected credit losses. To further adjust the allowance for credit losses for expected losses not already included within the quantitative component of the calculation, the Company may consider the following qualitative adjustment factors: local and national unemployment rates, inflation rate, gross domestic product, and historical internal loss and peer loss ratios. The Company’s CECL implementation process was overseen by the Chief Financial Officer and the Chief Risk Officer in conjunction with the CECL Committee composed of individuals that will be running the quarterly model, and included an assessment of data availability and gap analysis, data collection, consideration and analysis of multiple loss estimation methodologies, an assessment of relevant qualitative factors and correlation analysis of multiple potential loss drivers and their impact on the Company’s historical loss experience. During 2022, the Company calculated its current expected credit losses model in parallel to its incurred loss model in order to further refine the methodology and model. In addition, the Company engaged a third-party to perform a comprehensive model validation.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin (SAB) 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB ASC 326, “Financial Instruments – Credit Losses.” It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology.

In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2021-01 “Reference Rate Reform (Topic 848): Scope.” This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company has identified and is in the process of modifying loans that are directly or indirectly influenced by LIBOR. The Company is assessing ASU 2020-04 and its impact on the transition away from LIBOR for loans and other financial instruments.

In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848”. ASU 2022-06 extends the period of time preparers can utilize the reference rate reform relief guidance in Topic 848. The objective of the guidance in Topic 848 is to provide relief during the temporary transition period, so the FASB included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. In 2021, the UK Financial Conduct Authority (FCA) delayed the intended cessation date of certain tenors of USD LIBOR to June 30, 2023. To ensure the relief in Topic 848 covers the period of time during which a significant number of modifications may take place, the ASU defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The ASU is effective for all entities upon issuance. The Company is assessing ASU 2022-06 and its impact on the Company’s transition away from LIBOR for its loan and other financial instruments.

In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2022-02, “Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures.” ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. For entities that have adopted ASU 2016-13, ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For entities that have not yet adopted ASU 2016-13, the effective dates for ASU 2022-02 are the same as the effective dates in ASU 2016-13. Early adoption is permitted if an entity has adopted ASU 2016-13. An entity may elect to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company is currently assessing the impact that ASU 2022-02 will have on its consolidated financial statements.

Recently Adopted Accounting Developments:

In May 2021, the FASB issued ASU 2021-04, “Earnings Per Share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity – Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force).” The ASU addresses how an issuer should account for modifications, or an exchange of freestanding written call options classified as equity that is not within the scope of another Topic. Early adoption is permitted. ASU 2021-04 was effective for the Company on January 1, 2022. The Company had no material impact to the consolidated financial statements upon adoption.

Note 2. Earnings Per Common Share (EPS)

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The basic and diluted earnings per share calculations are as follows:

	For Years ended December 31,
	2022	2021
Numerator:
Net income available to shareholders	$6,855,504	$6,015,285
Basic EPS weighted average shares outstanding	2,408,516	2,251,320
Effect of dilutive securities:
Incrementable shares attributable to restricted stock units	1,661	11
Diluted EPS weighted-average shares	2,410,177	2,251,331
Basic earnings per common shares	$2.85	$2.67
Diluted earnings per common shares	$2.84	$2.67

Note 3. Goodwill and Other Intangibles

Goodwill and other intangibles were recorded as a result of CMHF’s acquisition of Mlend in 2019. Other intangibles are composed solely of a non-compete agreement entered into as a result of the acquisition, which is being amortized to income over the three-year life of the agreement. The following table provides information on the components of goodwill and other intangibles recorded in the Consolidated Balance Sheets at December 31, 2022 and 2021:

	As of December 31,
	2022	2021
Non-compete intangible:
Cost	$25,000	$25,000
Accumulated amortization	(25,000)	(24,305)
Non-compete intangible, net	$—	$695

Carrying value of goodwill:	$1,656,507	$1,656,507

Amortization expense included in other intangible amortization in the Consolidated Statements of Income was $695 dollars and $8,333 in 2022 and 2021, respectively.

There is no expected future amortization of the non-compete intangible asset.

Note 4. Business Segments

The Company has two reportable business segments: commercial banking and mortgage banking. Revenues from commercial banking operations consist primarily of interest earned on loans and investment securities as well as fees earned on deposit accounts and from other ancillary services provided to our depositors. Mortgage banking operating revenues consist primarily of gains on sales of loans in the secondary market, mortgage banking fee income related to loan originations, and interest earned on mortgage loans held for sale.

The results of operations associated with the holding company are comprised primarily of interest expense associated with the Company’s subordinated debt and general corporate expenses. The results of the holding company are not directly associated with the Company’s evaluation of its business lines and are included in “Other” below.

Information about reportable business segments and reconciliation of such information to the consolidated financial statements as of and for the years ended December 31, 2022 and 2021 are as follows:

COMMUNITY HERITAGE FINANCIAL, INC AND SUBSIDIARIES

OPERATING RESULTS BY BUSINESS SEGMENT

As of and for the Year Ended December 31, 2022

	Commercial Banking	Mortgage Banking	Other	Eliminations	Consolidated
Revenues:
Interest income	$32,221,241	$164,129	$—	$(14,021)	$32,371,349
Gain on sales of loans	—	1,220,206	—	—	1,220,206
Other secondary market income	—	888,916	—	(34,895)	854,021
Other non-interest income	1,857,798	(3,076)	—	—	1,854,722
Total operating income	34,079,039	2,270,175	—	(48,916)	36,300,298

Expenses
Provision for loan losses	812,855	—	—	—	812,855
Interest expense	3,951,007	23,333	952,196	(14,021)	4,912,515
Non-interest expense	18,030,724	2,846,088	415,275	(34,895)	21,257,192
Total operating expenses	22,794,586	2,869,421	1,367,471	(48,916)	26,982,562

Income (loss) before taxes	11,284,453	(599,246)	(1,367,471)	—	9,317,736
Income tax expense (benefit)	2,910,008	(164,913)	(282,863)	—	2,462,232
Net income (loss)	$8,374,445	$(434,333)	$(1,084,608)	$—	$6,855,504

Total assets	$932,514,794	$10,765,975	$82,135,669	$(95,283,969)	$930,132,469
Goodwill and other intangible	—	1,656,507	—	—	1,656,507
Capital expenditures	921,106	—	—	—	921,106

COMMUNITY HERITAGE FINANCIAL, INC AND SUBSIDIARIES

OPERATING RESULTS BY BUSINESS SEGMENT

As of and for the Year Ended December 31, 2021

	Commercial Banking	Mortgage Banking	Other	Eliminations	Consolidated

Revenues:
Interest income	$26,973,664	$219,971	$—	$(96,967)	$27,096,668
Gain on sales of loans	—	4,809,175	—	—	4,809,175
Other secondary market income	—	426,557	—	(137,508)	289,049
Other non-interest income	1,880,495	31,488	—	—	1,911,983
Total operating income	28,854,159	5,487,191	—	(234,475)	34,106,875

Expenses
Provision for loan losses	3,079,173	—	—	—	3,079,173
Interest expense	1,835,553	231,783	952,197	(96,967)	2,922,566
Non-interest expense	16,182,695	3,552,942	300,909	(137,508)	19,899,038
Total operating expenses	21,097,421	3,784,725	1,253,106	(234,474)	25,900,777

Income (loss) before taxes	7,756,983	1,702,221	(1,253,106)	—	8,206,098
Income tax expense (benefit)	1,979,202	468,451	(256,840)	—	2,190,813
Net income (loss)	$5,777,781	$1,233,770	$(996,266)	$—	$6,015,285

Total assets	$811,886,986	$11,036,757	$72,212,975	$(77,226,994)	$817,909,724
Goodwill and other intangible	—	1,657,202	—	—	1,657,202
Capital expenditures	981,197	—	—	—	981,197

Note 5. Investment Securities

The amortized cost and estimated fair value of securities available for sale and held-to-maturity, with gross unrealized gains and losses as of December 31, 2022, and 2021, were as follows:

Securities Available for Sale: As of December 31, 2022	Amortized Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S Government Agency	$3,512,807	$—	$(454,607)	$3,058,200
Mortgage Backed	15,152,271	—	(1,475,948)	13,676,323
Municipals	7,352,152	3,225	(604,817)	6,750,560
Corporates	17,379,286	231,980	(1,585,863)	16,025,403
Total	$43,396,516	$235,205	$(4,121,235)	$39,510,486

Securities Held to Maturity: As of December 31, 2022	Amortized Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S Government Agency	$1,892,611	$—	$(177,591)	$1,715,020
Mortgage Backed	63,844,269	—	(6,327,727)	57,516,542
Municipals	28,530,524	—	(3,296,092)	25,234,432
Corporates	6,737,989	—	(518,886)	6,219,103
Total	$101,005,393	$—	$(10,320,296)	$90,685,097

Total Securities: As of December 31, 2022	Amortized Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S Government Agency	$5,405,418	$—	$(632,198)	$4,773,220
Mortgage Backed	78,996,540	—	(7,803,675)	71,192,865
Municipals	35,882,676	3,225	(3,900,909)	31,984,992
Corporates	24,117,275	231,980	(2,104,749)	22,244,506
Total	$144,401,909	$235,205	$(14,441,531)	$130,195,583

Securities Available for Sale: As of December 31, 2021	Amortized Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S Government Agency	5,520,714	$—	$(72,904)	$5,447,810
Mortgage Backed	83,512,858	109,467	(1,207,112)	82,415,213
Municipals	35,633,520	242,983	(261,091)	35,615,412
Corporates	20,584,904	227,788	(271,814)	20,540,878
Total	$145,251,996	$580,238	$(1,812,921)	$144,019,313

Securities carried at estimated fair value of $10.0 million and $10.1 million at December 31, 2022 and 2021 respectively, were pledged to secure public funds and for other purposes as required or permitted by law. In 2022, the Company had $0 recognized gross gains or gross losses on sales of securities. In 2021, the Company recognized gross gains of $196 thousand and gross losses of $18 thousand on the sales of securities.

On April 1, 2022 the Company transferred 112 securities designated as available-for-sale with a combined book value of $116.5 million, market value of $106.3 million, and unrealized loss of $10.2 million, to held-to-maturity. The unrealized loss is being amortized monthly over the life of the securities with an increase to the carrying value of the securities and a decrease to the related accumulated other comprehensive loss, which is included in the shareholders equity section of the Company’s balance sheet. The amortization of the unrealized loss on the transferred securities totaled $964 thousand, or $761 thousand net of tax, for the year ended December 31, 2022. The securities selected for transfer had larger potential decreases in their fair market values in higher interest rate environments than most of the other securities in the available-for-sale portfolio and included agency, municipal, mortgage-backed and corporate securities. The securities were transferred to mitigate the potential unfavorable impact that higher interest rates may have on the carrying value of the securities and on the related accumulated other comprehensive loss. Securities designated as held-to-maturity are carried on the balance sheet at amortized cost, while securities designated as available-for-sale are carried at fair market value.

The amortized cost and estimated fair value of debt securities at December 31, 2022 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

Securities Available for Sale: As of December 31, 2022	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due after one year through five years	9,959,504	9,071,754
Due after five years through ten years	19,860,940	18,157,606
Due after ten years	13,576,072	12,281,126
	$43,396,516	$39,510,486

Securities Held to Maturity: As of December 31, 2022	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due after one year through five years	3,572,297	3,320,162
Due after five years through ten years	11,722,305	10,674,122
Due after ten years	85,710,791	76,690,813
	$101,005,393	$90,685,097

Total Securities: As of December 31, 2022	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—
Due after one year through five years	13,531,800	12,391,916
Due after five years through ten years	31,583,246	28,831,728
Due after ten years	99,286,863	88,971,939
	$144,401,909	$130,195,583

The following tables show the securities available-for-sale and held-to-maturity with gross unrealized losses and estimated fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2022, and 2021:

		Less than twelve months		Twelve Months or Greater		Total
Securities Available for Sale: As of December 31, 2022	Number of Securities	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S Government Agency	2	$—	$—	$3,058,200	$(454,607)	$3,058,200	$(454,607)
Mortgage backed	12	6,377,966	(416,689)	7,298,356	(1,059,259)	13,676,322	(1,475,948)
Municipals	12	4,016,307	(224,220)	2,220,443	(380,597)	6,236,750	(604,817)
Corporates	21	7,052,843	(624,707)	6,373,616	(961,156)	13,426,459	(1,585,863)
Total	47	$17,447,116	$(1,265,616)	$18,950,615	$(2,855,619)	$36,397,731	$(4,121,235)

		Less than twelve months		Twelve Months or Greater		Total
Securities Held to Maturity: As of December 31, 2022	Number of Securities	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S Government Agency	2	$—	$—	$1,715,020	$(177,591)	$1,715,020	$(177,591)
Mortgage backed	60	8,135,749	(767,032)	49,380,794	(5,560,695)	57,516,543	(6,327,727)
Municipals	41	8,517,796	(972,010)	16,716,636	(2,324,082)	25,234,432	(3,296,092)
Corporates	9	819,331	(73,901)	5,399,772	(444,985)	6,219,103	(518,886)
Total	112	$17,472,876	$(1,812,943)	$73,212,222	$(8,507,353)	$90,685,098	$(10,320,296)

		Less than twelve months		Twelve Months or Greater		Total
Total Securities: As of December 31, 2022	Number of Securities	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S Government Agency	4	$—	$—	$4,773,220	$(632,198)	$4,773,220	$(632,198)
Mortgage backed	72	14,513,715	(1,183,721)	56,679,150	(6,619,954)	71,192,865	(7,803,675)
Municipals	53	12,534,103	(1,196,230)	18,937,079	(2,704,679)	31,471,182	(3,900,909)
Corporates	30	7,872,174	(698,608)	11,773,388	(1,406,141)	19,645,562	(2,104,749)
Total	159	$34,919,992	$(3,078,559)	$92,162,837	$(11,362,972)	$127,082,829	$(14,441,531)

		Less than twelve months		Twelve Months or Greater		Total
Securities Available for Sale: As of December 31, 2021	Number of Securities	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S Government Agency	4	$5,447,810	$(72,904)	$—	$—	$5,447,810	$(72,904)
Mortgage backed	52	74,045,218	(1,151,522)	1,446,691	(55,590)	75,491,909	(1,207,112)
Municipals	30	23,460,115	(255,810)	559,190	(5,282)	24,019,305	(261,092)
Corporates	16	13,472,559	(271,814)	—	—	13,472,559	(271,814)
Total	102	$116,425,702	$(1,752,050)	$2,005,881	$(60,872)	$118,431,583	$(1,812,922)

Management evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. At December 31, 2022, the Bank has 103 available-for-sale and held-to-maturity securities that have been in an unrealized loss position for twelve consecutive months or longer. The unrealized losses on debt securities are reflective of interest rate fluctuations and are not a reflection of credit deterioration. Because the Bank does not intend to sell these investments and it is more likely than not that the Bank will not be required to sell these investments before recovery of the amortized cost basis, which may be maturity, the Bank does not consider these investments to be other-than-temporarily impaired at December 31, 2022.

Note 6. Loans and Allowance for Loan Losses

Loans outstanding as of December 31, 2022, and 2021, are categorized as follows:

	December 31, 2022		December 31, 2021
	Amount	Percent	Amount	Percent
Commercial real estate	$361,875,845	48.5%	$273,325,125	44.9%
Residential real estate	231,904,389	31.1%	163,070,140	26.8%
Commercial	150,421,114	20.2%	171,727,599	28.2%
Consumer	1,160,983	0.2%	809,531	0.1%
Total gross loans	$745,362,331	100.0%	$608,932,395	100.0%

Net deferred loan costs	3,088,194		1,569,086
Allowance for loan losses	(7,330,436)		(6,499,690)
Total net loans	$741,120,089		$604,001,791

As of December 31, 2022 and 2021, overdraft deposits reclassified as loans totaled $249 thousand and $46 thousand, respectively.

The following tables summarize the activity in the allowance for loan losses by loan class for the periods ended December 31, 2022 and 2021:

As of and for the year ended December 31, 2022	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$8,735,261	$(4,429,699)	$2,147,107	$47,021	$6,499,690
Provision for loan losses	(5,766,762)	6,910,452	(336,334)	5,499	812,855
Charge-offs	—	(7,108)	—	(18,670)	(25,778)
Recoveries	—	—	43,669	—	43,669
Ending Balance	$2,968,499	$2,473,645	$1,854,442	$33,850	$7,330,436

Allowance for credit losses:
Individually evaluated for impairment in accordance with ASC-310-10	$—	$—	$47,195	$20,000	$67,195
Collectively evaluated for impairment	2,968,499	2,473,645	1,807,247	13,850	7,263,241
Ending Balance	$2,968,499	$2,473,645	$1,854,442	$33,850	$7,330,436

As of and for the year ended December 31, 2021	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Beginning balance	$3,607,150	$1,344,653	$2,501,278	$27,109	$7,480,190
Provision for loan losses	(1,049,039)	402,798	3,700,235	25,179	3,079,173
Charge-offs	—	—	(4,595,494)	(15,818)	(4,611,312)
Recoveries	—	—	541,088	10,551	551,639
Ending Balance	$2,558,111	$1,747,451	$2,147,107	$47,021	$6,499,690

Allowance for credit losses:
Individually evaluated for impairment	$—	$—	$79,190	$20,000	$99,190
Collectively evaluated for impairment	2,558,111	1,747,451	2,067,917	27,021	6,400,500
Ending Balance	$2,558,111	$1,747,451	$2,147,107	$47,021	$6,499,690

The following tables summarize the recorded investments in loans as of December 31, 2022, and 2021, and related to each balance in the allowance for loan losses by the portfolio segment and disaggregated based on the Bank’s impairment methodology:

As of December 31, 2022	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Total
Recorded investment in loans:
Individually evaluated for impairment	$—	$—	$47,195	$20,000	$67,195
Collectively evaluated for impairment	361,875,845	231,904,389	150,373,919	1,140,983	745,295,136
Ending Balance	$361,875,845	$231,904,389	$150,421,114	$1,160,983	$745,362,331

As of December 31, 2021
Recorded investment in loans:
Individually evaluated for impairment	$121,103	$2,827,555	$79,190	$20,000	$3,047,848
Collectively evaluated for impairment	273,204,022	160,242,585	171,648,409	789,531	605,884,547
Ending Balance	$273,325,125	$163,070,140	$171,727,599	$809,531	$608,932,395

Management evaluates the credit quality of all loans based on an internal grading system that estimates the capability of the borrower to repay the contractual terms of their loan agreement as scheduled or at all. The Bank’s internal risk grading is based on experiences with similarly graded loans. This analysis is performed on an ongoing basis as new information is obtained. The Bank uses the following definitions for adverse risk ratings:

●	Special Mention - Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

●	Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the possibility that the institution will sustain some loss if the deficiencies are not corrected.

●	Doubtful - A loan classified as doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

The following tables present the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard, and doubtful within the Bank’s internal risk rating system as of December 31, 2022 and 2021:

As of December 31, 2022	Pass	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate:
Construction and
Land Development	$70,396,959	$—	$—	$—	$70,396,959
Multifamily	23,679,358	—	—	—	23,679,358
Other	260,416,839	7,002,380	380,309	—	267,799,528
Residential Real Estate	229,250,451	—	2,653,938	—	231,904,389
Commercial	150,373,919	—	47,195	—	150,421,114
Consumer, primarily home equity lines	1,140,983	—	20,000	—	1,160,983
Total gross loans	$735,258,509	$7,002,380	$3,101,442	$—	$745,362,331

As of December 31, 2021	Pass	Special Mention	Substandard	Doubtful	Total
Commercial Real Estate:
Construction and
Land Development	$53,493,806	$—	$—	$—	$53,493,806
Multifamily	11,888,198	—	—	—	11,888,198
Other	206,901,655	920,363	121,103	—	207,943,121
Residential Real Estate	159,933,935	—	3,136,205	—	163,070,140
Commercial	171,147,735	—	579,864	—	171,727,599
Consumer, primarily home equity lines	789,531	—	20,000	—	809,531
Total gross loans	$604,154,860	$920,363	$3,857,172	$—	$608,932,395

The following tables reflect past due and nonaccrual loans as of December 31, 2022 and 2021:

As of December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Current Loans	Total Recorded Investment in Loans	Nonaccrual Loans
Commercial Real Estate:
Construction and
Land Development	$—	$—	$—	$70,396,959	$70,396,959	$—
Multifamily	—	—	—	23,679,358	23,679,358	—
Other	8,965	—	—	267,790,563	267,799,528	44,419
Residential Real Estate	210,970	—	28,590	231,664,829	231,904,389	1,616,028
Commercial	—	—	—	150,421,114	150,421,114	47,195
Consumer	—	—	20,000	1,140,983	1,160,983	20,000
Total gross loans	$219,935	$—	$48,590	$745,093,806	$745,362,331	$1,727,642

As of December 31, 2021	30-59 Days Past Due	60-89 Days Past Due	90 or More Days Past Due	Current Loans	Total Recorded Investment in Loans	Nonaccrual Loans
Commercial Real Estate:
Construction and
Land Development	$—	$—	$—	$53,493,806	$53,493,806	$—
Multifamily	—	—	—	11,888,198	11,888,198	—
Other	—	—	—	207,943,121	207,943,121	121,103
Residential Real Estate	267,387	579,403	40,504	162,182,846	163,070,140	1,871,058
Commercial	—	—	—	171,727,599	171,727,599	79,190
Consumer	20,000	—	—	789,531	809,531	20,000
Total gross loans	$287,387	$579,403	$40,504	$608,025,101	$608,932,395	$2,091,351

There were no loans 90 days or more past due and still accruing as of December 31, 2022 and 2021.

The following tables summarize information regarding impaired loans, including TDRs, presented by class of loans as of December 31, 2022 and 2021:

December 31, 2022	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded:
Commercial Real Estate:
Construction and
Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	549,039	44,419	—	82,729	—
Residential Real Estate	2,701,438	2,360,627	—	2,599,972	29,646
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
	$3,250,477	$2,405,046	$—	$2,682,701	$29,646

With an Allowance Recorded:
Commercial Real Estate:
Construction and
Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Commercial	57,500	47,195	47,195	63,193	—
Consumer	20,000	20,000	20,000	20,000	—
	$77,500	$67,195	$67,195	$83,193	$—

December 31, 2021	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded:
Commercial Real Estate:
Construction and
Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	588,859	121,103	—	161,343	—
Residential Real Estate	3,118,410	2,827,554	—	2,870,338	107,513
Commercial	—	—	—	—	—
Consumer	—	—	—	—	—
	$3,707,269	$2,948,657	$—	$3,031,681	$107,513

With an Allowance Recorded:
Commercial Real Estate:
Construction and
Land Development	$—	$—	$—	$—	$—
Multifamily	—	—	—	—	—
Other	—	—	—	—	—
Residential Real Estate	—	—	—	—	—
Commercial	85,000	79,190	79,190	81,021	—
Consumer	20,000	20,000	20,000	20,000	2,069
	$105,000	$99,190	$99,190	$101,021	$2,069

The Bank identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions and negative trends may result in a payment default in the near future.

There were no new residential loans modified in a TDR during the twelve-month period ended December 31, 2022. There were two new residential loans modified in a TDR during the year ended December 31, 2021, for a total of $945 thousand. These modifications included a reduction in the interest rate on both loans and an extension of the maturity on one loan. There were no TDRs that subsequently defaulted within 12 months of their modification during the year ended December 31, 2022, and 2021.

Note 7. Premises and Equipment

The components of premises and equipment at December 31, 2022 and 2021 are as follows:

	For the Years Ended December 31,
	2022	2021
Premises and land	$7,800,741	$7,785,352
Leasehold improvements	1,596,560	1,329,164
Furniture and fixtures	931,149	970,240
Equipment and software	3,738,286	3,491,486
Total Cost	$14,066,736	$13,576,242
Accumulated depreciation	(7,013,204)	(6,805,022)

Total premises and equipment, net	$7,053,532	$6,771,220

Depreciation expense amounted to $881 thousand and $797 thousand during the years ended December 31, 2022 and 2021, respectively.

Note 8. Leases

The Company follows ASU No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. The right-of-use assets and lease liabilities detailed below include five locations used by the Bank and three locations used by Mlend at December 31, 2022 and at December 31, 2021. Short-term leases, including those with initial terms of 12 months or less, are not included in these balances. Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term, or for variable lease payments, in the period in which the obligation was incurred.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs, and any incentives received from the lessor.

The Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases:

	As of December 31, 2022
	Bank		Mlend		Consolidated
Lease liabilities	$2,386,640		$522,067		$2,908,707
Right-of-use assets	$2,335,377		$506,359		$2,841,736
Weighted average remaining lease term	6.8	years	6.1	years	6.7	years
Weighted average discount rate	3.22	%	3.28	%	3.23	%

	For the Year Ended December 31, 2022
	Bank	Mlend	Consolidated
Operating lease cost	$446,966	$119,083	$566,049
Short-term lease cost	1,642	—	1,642
Total lease cost	$448,608	$119,083	$567,691

Cash paid for amounts included in the
measurement of lease liabilities	$422,147	$87,600	$509,747

	As of December 31, 2021
	Bank		Mlend		Consolidated
Lease liabilities	$1,776,157		$591,519		$2,367,676
Right-of-use assets	$1,720,860		$579,969		$2,300,829
Weighted average remaining lease term	6.5	years	7.1	years	6.7	years
Weighted average discount rate	3.08	%	3.28	%	3.13	%

	For the Year Ended December 31, 2021
	Bank	Mlend	Consolidated
Operating lease cost	$443,243	$118,531	$561,774
Short-term lease cost	1,435	194	1,629
Total lease cost	$444,678	$118,725	$563,403

Cash paid for amounts included in the
measurement of lease liabilities	$427,847	$87,600	$515,447

A maturity analysis of the Company’s operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities at December 31, 2022, was as follows:

	As of December 31, 2022
Lease payments due	Bank	Mlend	Consolidated
Year ended December 31, 2023	$455,020	$87,600	$542,620
Year ended December 31, 2024	468,364	94,475	562,839
Year ended December 31, 2025	429,513	95,730	525,243
Year ended December 31, 2026	286,202	96,360	382,562
Year ended December 31, 2027	283,009	96,360	379,369
Thereafter	748,740	105,545	854,285
Total undiscounted cash flows	2,670,848	576,070	3,246,918
Discount	(284,208)	(54,003)	(338,211)
Lease liabilities	$2,386,640	$522,067	$2,908,707

Note 9. Deposits

The components of deposits as of December 31, 2022 and 2021 were as follows:

	December 31,
	2022	2021
Non-interest bearing deposits	$276,829,209	$272,399,626
Interest bearing deposits
NOW accounts	96,222,649	95,100,698
Money market accounts	284,548,295	201,093,247
Savings accounts	82,944,507	79,990,672
Time deposits accounts	98,885,631	88,100,826
Total interest bearing deposits	562,601,082	464,285,443

Total deposits	$839,430,291	$736,685,069

The following is a schedule of the future maturities of time deposits as of December 31, 2022:

For the Year Ending December 31:
2023	$44,641,765
2024	15,033,186
2025	34,682,108
2026	2,175,922
2027	2,352,650
$98,885,631

Time deposits in denominations of $250,000 or more amounted to $34.5 million and $31.5 million, respectively, at December 31, 2022 and 2021. Included in total deposits at December 31, 2022 and 2021 were insured cash sweep (ICS) and CDARS deposits in the amount of $78 million and $70 million, respectively. There were no other brokered deposits included in total deposits at December 31, 2022 and $246 thousand included in total deposits at December 31, 2021.

Note 10. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Maryland. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examination by tax authorities for years prior to 2019.

The following table reflects the provision for income taxes charged (credited) to operations for the years ending December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021
Current tax expense	$2,328,017	$1,640,207
Deferred tax expense	134,215	550,606
Total income tax	$2,462,232	$2,190,813

A reconciliation of the federal statutory income tax rate on pre-tax income to the provision for income taxes was as follows for the years ending December 31, 2022 and 2021:

	For the Years Ending December 31,
	2022	2021
Federal tax statutory rate	21.00%	21.00%

Federal tax at statutory rate	$1,956,725	$1,723,281
Increase (decrease) resulting from the following:
State income taxes, net of federal tax benefit	597,546	522,783
Tax-exempt interest income	(119,704)	(91,737)
Bank owned life insurance income	(12,353)	(34,054)
Non-deductible interest expense	5,996	2,713
Other non-deductible expenses	22,874	17,803
Other, net	11,148	50,024
Total income tax expense	$2,462,232	$2,190,813

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 were as follows:

	As of December 31,
	2022	2021
Deferred Tax Assets
Allowance for loan losses	$2,017,338	$1,755,077
Lease Liabilties	800,476	651,585
Supplemental benefits expense	132,988	147,965
Deferrred compensation liability	165,262	109,689
Allowance for off-balance sheet credit exposures	213,698	284,796
Unrealized loss on securites	3,609,898	339,235
Non-accrual interest	243,943	219,658
Other	54,849	50,113
Total deferred tax asset	$7,238,452	$3,558,118

Deferred Tax Liabilities
Right of use assets	(782,046)	(633,188)
Deferred loan costs, net	(849,871)	(431,812)
Depreciation	(329,260)	(352,291)
Total deferred tax liabilities	(1,961,177)	(1,417,291)

Net deferred tax assets	$5,277,275	$2,140,827

Note 11. Borrowings

At December 31, 2022, the Bank had $15.5 million available in unsecured borrowings with other financial institutions with interest rates on these agreements equal to the prevailing federal funds rate. In addition, the Bank had access to $3.6 million in short-term borrowing capacity from the Federal Reserve Discount Window with an interest rate equal to 4.50%. The Bank also has access to a credit line with The Federal Home Loan Bank of Atlanta (FHLBA) that may be utilized for short and long-term borrowings. At December 31, 2022 and 2021, the Bank had no outstanding borrowings with the FHLBA. Total credit availability with the FHLBA at December 31, 2022 was $227.5 million. Advances under this line of credit are secured by a portion of the Bank’s loan portfolio, which at December 31, 2022, would have allowed the Bank to access up to $162.3 million of credit without pledging additional loans as collateral.

The Bank also had a $1.0 million letter of credit at December 31, 2022 and 2021 with another financial institution for contingency funding purposes.

Other borrowings consist of Mlend’s draws on warehouse lines of credit maintained at other financial institutions. As of December 31, 2022 there were no balances drawn on these lines compared to $1.9 million in outstanding draws as of December 31, 2021. The total warehouse lines of credit available were $5 million and $11 million, with a remaining credit availability of $5 million and $9.1 million as of December 31, 2022 and 2021, respectively.

Note 12. Related Party Transactions

The Company has, and may be expected to have in the future, banking transactions in the ordinary course of business with its executive officers, directors, principal stockholders, their immediate families, and affiliated companies (collectively referred to as “Related Parties”). These transactions are executed on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers.

The following schedule presents the activity of loans with the Company’s Related Parties for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021
Beginning balance	$4,574,087	$890,625
Effect of changes in the composition of related parties	6,182,173	3,419,754
Advances	3,708,684	425,425
Principal payments	(2,884,406)	(161,717)
Ending balance	$11,580,538	$4,574,087

The aggregate amount of deposits of executive officers, directors, and their related interests was $42.5 million and $4.9 million at December 31, 2022 and 2021, respectively. Mlend leases its Middletown, Maryland location from Fordham Holdings, LLC. and its Oakland, Maryland location from Dry Dock Plaza, Fordham Holdings, LLC. and Dry Dock Plaza are a both legal entities owned by a member of executive management. The related lease liabilities is included in the total of lease liabilities disclosed in Note 8. – Leases was $522 thousand and $592 thousand at December 31, 2022 and 2021, respectively.

Note 13. Commitments and Contingencies

The Company is subject to legal proceedings which are incidental to the ordinary course of business. In the opinion of the management of the Company, there are no material pending legal proceedings to which the Company is a party to, or which involve any of its property.

Note 14. Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The contract amounts of these financial instruments at December 31, 2022 and 2021 are as follows:

	2022	2021
Commitments to extend credit	$219,991,000	$197,798,000
Standby letters of credit and financial guarantees written	$4,990,184	$4,131,457

Commitments to extend credit are agreements to lend to a customer if there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, real estate, equipment, and income-producing commercial properties.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank holds collateral supporting those commitments when deemed necessary by management.

At December 31, 2022 and 2021, the Company, primarily through Mlend, had interest rate lock commitments to originate mortgage loans totaling $1.7 million and $12.6 million, respectively. The Company enters into corresponding commitments with third-party investors to sell each of these loans that close on a best-efforts basis.

Note 15. Concentrations of Credit Risk

The Bank extends credit for real estate construction, land development, commercial and residential loans, to customers throughout its market area. Although the Bank has a diversified loan portfolio, a substantial portion of its customers’ ability to honor their contracts is dependent upon the real estate economic sector.

The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon the extension of credit, is based on management’s credit evaluation of the customer. Collateral held varies but generally includes equipment and real estate.

The Bank has concentrations of deposits with other financial institutions. At December 31, 2022, there was $2.9 million of cash balances on deposit in excess of the FDIC insurance levels.

Note 16. Profit Sharing Plans

The Company has a deferred compensation, (401(k)), profit sharing plan and trust for all employees, of the Bank and Mlend, who are 21 years of age or older and who have completed 90 days of employment. The plan permits eligible participants to contribute the maximum percentage allowable by law. At its discretion, the Company may make matching and/or profit-sharing plan contributions. The Company made discretionary contributions of $236 thousand and $223 thousand to the plan during the years ended December 31, 2022 and 2021, respectively.

Note 17. Other Benefit Plans

The Company adopted a defined benefit SERP for certain Executive Officers. The defined benefit SERP on the Executive Officers includes a vesting schedule. The supplemental benefit expense for the years ended December 31, 2022 and 2021 was a recovery totaling $4 thousand and expense of $39 thousand, respectively. The related liability balance at December 31, 2022 and 2021 was $483 thousand and $538 thousand, respectively. The plans are unfunded; however, life insurance has been acquired on the life of the employees in amounts sufficient to help meet the costs of the obligations.

In 2018, the Company established a nonqualified deferred compensation plan which allows certain key employees to defer a portion of their compensation and provide for supplemental retirement benefits.  The plan is unfunded; however, such deferrals accumulate gains and losses based on certain deemed investment options.  The Company may also, at its discretion, make matching contributions to participant accounts.  All such contributions vest over a three-year period from the end of the year in which the contributions are made. Plan participation began in 2019, and the net deferred compensation liability recorded in other liabilities on the Consolidated Balance Sheets was $601 thousand and $362 thousand at December 31, 2022 and 2021, respectively.  The Company has purchased bank owned life insurance to economically hedge changes in the nonqualified deferred compensation liability.

Note 18. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amount and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2022, and 2021, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain the minimum ratios as set forth in the following tables.

Management believes as of December 31, 2022, and 2021, the Bank met all capital adequacy requirements to which it was subject.

The actual and required capital amounts and ratios as of December 31, 2022, and 2021, are presented below:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Action Provisions
As of December 31, 2022	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital
(to risk weighted assets)	$97,092	13.33%	$58,252	8.00%	$72,815	10.00%

Tier 1 capital
(to risk weighted assets)	$88,985	12.22%	$43,689	6.00%	$58,252	8.00%

Common equity tier 1 capital
(to risk weighted assets)	$88,985	12.22%	$32,767	4.50%	$47,330	6.50%

Tier 1 leverage
(to average assets)	$88,985	9.53%	$37,435	4.00%	$46,794	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Action Provisions
As of December 31, 2021	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital
(to risk weighted assets)	$75,469	12.58%	$47,994	8.00%	$59,993	10.00%

Tier 1 capital
(to risk weighted assets)	$67,969	11.33%	$35,996	6.00%	$47,994	8.00%

Common equity tier 1 capital
(to risk weighted assets)	$67,969	11.33%	$26,997	4.50%	$38,995	6.50%

Tier 1 leverage
(to average assets)	$67,969	8.57%	$31,738	4.00%	$39,672	5.00%

As a FHA-approved mortgagee, Mlend must maintain a minimum adjusted net worth of $1,000,000 plus 1% of the total volume in excess of $25,000,000 of FHA single family mortgages originated, underwritten, serviced, and/or purchased during the prior fiscal year, up to a maximum required adjusted net worth of $2,200,000. Mlend must also maintain liquid assets of at least 20% of its required adjusted net worth. Adjusted net worth is defined as shareholders’ equity, less certain unacceptable assets. At December 31, 2022 and 2021, Mlend met these requirements.

Note 19. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the “Fair Value Measurements and Disclosures” topic of FASB ASC-820, the fair value of an instrument is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market and in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. U.S. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with this guidance, the Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. The three levels of the fair value hierarchy based on these two types of inputs are as follows:

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 –

Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Bank to measure certain assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities portfolio: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). Securities held-to-maturity are carried at amortized cost (level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

Interest rate lock commitments: The Company recognizes interest rate lock commitments at fair value based on the price of the underlying loans obtained from an investor for loans that will be delivered on a best-efforts basis while taking into consideration the probability (pull-through) that the rate lock commitments will close (Level 3). The pull-through rate is considered a level 3 input which at December 31, 2022, ranged from 70% - 90%, with a weighted average of 90% based on the relative fair values of these assets.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used are as follows for the years ending December 31, 2022 and 2021:

As of December 31, 2022	Quoted Prices in Active Markets for identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Securities available-for-sale:
U.S. Treasuries	$—	$3,058,200	$—	$3,058,200
Mortgage Backed	—	13,676,323	—	13,676,323
Municipals	—	6,750,560	—	6,750,560
Corporates	—	16,025,403	—	16,025,403
Interest rate lock commitments	—	—	25,650	25,650
Total assets measured on a recurring basis	$—	$39,510,486	$25,650	$39,536,136

As of December 31, 2021	Quoted Prices in Active Markets for identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Securities available-for-sale:
U.S. Treasuries	$—	$5,447,810	$—	$5,447,810
Mortgage Backed	—	82,415,213	—	82,415,213
Municipals	—	35,615,412	—	35,615,412
Corporates	—	20,540,878	—	20,540,878
Interest rate lock commitments	—	—	156,090	156,090
Total assets measured on a recurring basis	$—	$144,019,313	$156,090	$144,175,403

Liabilities:
Other Liabilities
Interest rate lock commitments	$—	$—	$7,160	$7,160
Total liabilities measured in a recurring basis	$—	$—	$7,160	$7,160

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Loans Held for Sale: Loans held for sale are carried at the lower of cost or estimated fair value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale at December 31, 2022 and 2021.

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreements will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the Company’s collateral is real estate. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal, of one year or less, conducted by an independent, licensed appraiser using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the property is more than one year old and not solely based on observable market comparable or management determines the fair value of the collateral is further impaired below the appraised value, then a Level 3 valuation is considered to measure the fair value. The value of business equipment is based upon an outside appraisal, of one year or less, if deemed significant, or the net book value on the applicable business’s financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3).

Impaired loans allocated to the allowance for loan losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income. No impaired loans were carried at fair value at December 31, 2022 and 2021.

Other Real Estate Owned: OREO is measured at fair value in the same manner as described for impaired loans. Any initial fair value adjustment is charged against the allowance for loan losses. Subsequent fair value adjustments are recorded in the period incurred and included in noninterest expense on the Consolidated Statements of Income. The Company had no other real estate owned at December 31, 2022 and 2021.

For financial assets measured at fair value on a non-recurring basis the Bank had no non-recurring assets with fair values at December 31, 2022 and 2021.

FASB ASC 825, Financials Instruments, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The carrying amounts and estimated fair values of the Company’s financial instruments are presented in the following tables whether or not recognized on the Consolidated Balance Sheets at fair value.

The estimated fair value of the Company’s financial instruments is summarized as follows as of December 31, 2022 and 2021:

		December 31,

		2022		2021
	Level in Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and due from banks	Level 1	$15,393,440	$15,393,440	$41,255,045	$41,255,045
FHLB Stock	Level 1	406,400	406,400	337,700	337,700
Securities available-for-sale	Level 2	39,510,486	39,510,486	144,019,313	144,019,313
Securities held-to-maturity	Level 2	101,005,393	90,685,097	—	—
Loans held for sale	Level 2	4,725,495	4,725,495	5,423,358	5,423,358
Loans, net	Level 3	741,120,089	712,998,895	604,001,791	604,167,705
Accrued interest receivable	Level 2	2,616,879	2,616,879	1,971,018	1,971,018
Bank owned life insurance	Level 2	6,817,058	6,817,058	6,475,067	6,475,067
Interest rate lock commitments	Level 3	25,650	25,650	156,090	156,090

Financial liabilities:
Time Deposits	Level 3	$98,885,631	$95,981,631	$88,100,826	$87,626,826
Other Deposits	Level 2	740,544,660	740,544,660	648,584,244	648,584,244
Accrued interest payable	Level 2	236,624	236,624	189,842	189,842
Subordinated Debt	Level 3	14,843,030	14,640,300	14,753,333	14,899,479
Other Borrowings	Level 3	—	—	1,887,060	1,887,060
Interest rate lock commitments	Level 3	—	—	7,160	7,160

Note 20. Derivatives

We maintain and account for derivatives, in the form of interest-rate lock commitments (“IRLCs”), in accordance with the FASB guidance on accounting for derivative instruments and hedging activities. We recognize gains and losses on IRLCs on the mortgage loan pipeline through non-interest income and non-interest expense in the Consolidated Statements of Income. IRLCs on mortgage loans that we intend to sell in the secondary market are considered derivatives. We are exposed to price risk from the time a mortgage loan closes until the time the loan is sold. The period between issuance of a loan commitment and closing and sale of the loan generally ranges from 14 days to 60 days with a limited number of IRLC’s of up to 90 days. At December 31, 2022 and 2021, the derivative assets and liabilities were included in the Consolidated Balance Sheets in other assets and other liabilities, respectively.

Information pertaining to the notional amounts and fair values of the Company’s derivative financial instruments at December 31, 2022 and December 31, 2021 are as follows:

As of December 31, 2021:	Notional Amount	Estimated Fair Value
Asset - IRLCs	$1,719,445	$25,650

As of December 31, 2021:	Notional Amount	Estimated Fair Value
Asset - IRLCs	$9,742,073	$156,090
Liability - IRLCs	2,846,766	7,160

Note 21. Subordinated Debt

The Company issued long-term private placement subordinated fixed-to-floating rate debt (“Notes”) for $15 million in October 2019 to multiple investors in the form of Subordinated Note Purchase Agreements Subject to limited exceptions permitting earlier redemption, the Notes may be redeemed on or after October 24, 2024. Unless redeemed earlier, the notes will mature on October 30, 2029. The notes bear a fixed rate of 5.75% for 5 years and will bear a floating rate equal to three-month SOFR plus 439.5 basis points thereafter. The notes are carried at their principal amount, less unamortized issuance costs and are structured to qualify as Tier 2 capital. The initial debt issuance costs were $448 thousand. As of December 31, 2022 and 2021, the unamortized issuance costs were $157 thousand and $247 thousand, respectively.

Note 22. Common Stock

As of December 31, 2022 and 2021, there were 2,905,973 and 2,251,320 shares of common stock outstanding, respectively. On October 16, 2020, the board of directors voted and approved an increase in the total authorized capital stock of the Company from 5,000,000 shares to 11,000,000 shares, designated as 10,000,000 shares of common stock and 1,000,000 shares of preferred stock. At December 31, 2022, there were 7,094,027 shares of common stock and 1,000,000 shares of preferred stock available to be issued.

On February 11, 2021 the Community Heritage Financial Human Capital Management Committee approved the details of the “Community Heritage Financial, Inc. Equity Incentive Plan”, which was approved by shareholders on October 16, 2020. The plan allows the Company to grant stock options, restricted stock, and restricted stock units to certain officers and employees. The plan allows for up to 10,000 shares of common stock to key employees of the Company and its subsidiaries in the form of stock options, restricted stock units and stock awards and performance units.

On October 1, 2022 the Company announced the closing of its underwritten public offering of 649,526 shares of common stock at a public offering price of $21.00 per share. The net proceeds to the Company, after deducting underwriting, discount and estimated offering expenses was approximately $12.2 million.

Share-Based Compensation

Restricted stock units are an award of units that correspond in number and value to a specified number of shares of employer stock which the recipient receives according to a vesting plan and distribution schedule after achieving required performance milestones or upon remaining with the employer for a particular length of time. Each restricted stock unit that vests entitles the recipient to receive one share of common stock on a specified issuance date.

Unless otherwise specified the restricted stock awards are subject to a 4 year vesting schedule in one fourth per year vesting, the first one-fourth vesting one year from the grant date. The recipient does not have any stockholder rights, including voting, dividend, or liquidation rights, with respect to the shares underlying awarded restricted stock units until vesting has occurred and the recipient becomes the record holder of those shares. The unvested restricted stock units will vest on the established schedule if the employees remain employed by the Company on future vesting dates.

A summary of the activity for the Company’s restricted stock units at December 31, 2022 and 2021, is presented in the following table.

	For the Years Ended December 31,
	2022		2021
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value

Unvested, beginning of year	10,000	$23.00	—	$—
Granted	19,962	20.79	10,000	23.00
Vested	(7,474)	20.44	—	—
Forfeited	—	—	—	—
Unvested, end of year	22,488	$21.89	10,000	$23.00

Compensation expense related to restricted stock unit awards recognized for the year ended December 31, 2022 and December 31, 2021, was $141,627 and $14,375, respectively. There were no forfeitures as of December 31, 2022 and December 31, 2021. During 2022, 7,474 restricted shares vested, and after withholding to cover tax treatment, 5,127 shares of common stock were issued.

Note 23. Other Non-interest Expenses

The following table describes the significant components of other non-interest expenses included in the Consolidated Statements of Income for the years ended December 31, 2022 and 2021:

	For the Years Ending December 31,
	2022	2021

Public Relations and charitable contributions	$310,245	$262,107
ATM and check card expenses	489,708	368,526
Director fees	194,500	177,175
Other miscellaneous operating expenses	834,096	1,118,772
Total other operating expenses	$1,828,549	$1,926,580

Note 24. Revenue from Contracts with Customers

Substantially all the Company’s revenue from contracts with customers that is within the scope of ASC 606, “Revenue from Contracts with Customers” is reported within non-interest income. Certain other in-scope items such as gains and losses on OREO are recorded in non-interest expense. The recognition of interest income and certain sources of non-interest income (e.g. gains on security transactions, bank owned life insurance income, gains on loans held for sale, etc.) are governed by other areas of U.S. GAAP. Significant revenue streams that are within scope of ASC 606 and included in non-interest income are discussed in the following paragraphs.

Service Charges on Deposit Accounts

A significant portion of noninterest income is derived from short-term contracts associated with services provided for deposit account holders. These revenue streams are principally comprised of overdrawn account charges, account maintenance charges, ATM fees, and monthly account fees. The Bank’s performance obligations on revenue generated from deposit accounts are generally satisfied immediately, when the transaction occurs, or by month-end. Typically, the duration of a contract does not extend beyond the services performed. Due to the short duration of most customer contracts which generate these sources of noninterest income, no significant judgments must be made in the determination of the amount and timing of revenue recognized.

VISA Check Card Income

The Bank earns interchange fees from debit cardholder transactions conducted through the VISA payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Gains and Losses on the Sale of Other Real Estate Owned

The Company records a gain or loss from the sale of other real estate owned (“OREO”) when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

The following table describes the in-scope and out-of-scope noninterest income elements related to ASC Topic 606 for the six-months ended December 31, 2022, and 2021:

	For the Years Ending December 31,
	2022		2021
In-scope of ASC topic 606:
Service charges on deposit accounts:
Monthly service and other activity charges		$663,867	$657,760
ATM fees		83,233	76,950
VISA check card income		906,974	777,826
Gain premises and equipment		65,448	18,684
Other operating income		76,374	40,335
Total non-interest income within the scope of ASC-606		1,795,896	1,571,555
Out-of-scope of ASC 606	(1)	2,133,053	5,438,652
		$3,928,949	$7,010,207

(1)	Includes bank owned life insurance, gain on sale of loans, other mortgage banking income gain on IRLC’s, and gain on sale of securities.

Contract Balances

The Company’s in-scope non-interest revenue streams are largely based on transactional activity. Consideration is often received immediately or shortly after the Company satisfied its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2022, and 2021, the Company did not have any significant contract balances.

Note 25. Subsequent Events

The Company evaluates subsequent events that have occurred after the balance sheet date, but before the financial statements are issued. There are two types of subsequent events (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Subsequent events have been considered through March 29, 2023, the date financial statements were available to be issued.

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Amendment and Restatement of Community Heritage Financial, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

2.2	Bylaws of Community Heritage Financial, Inc. (incorporated by reference to Exhibit 2.2 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

3.1	Form of Common Stock Certificate of Community Heritage Financial, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.1	Employment Agreement dated August 27, 2021, by and between Middletown Valley Bank and Robert E. Goetz (incorporated by reference to Exhibit 6.1 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.2	Employment Agreement dated February 1, 2019, by and between Millennium Financial Group, Inc. and William H. Poffenbarger (incorporated by reference to Exhibit 6.2 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.3	Employment Agreement dated August 27, 2021, by and between Middletown Valley Bank and J. Michael Hill (incorporated by reference to Exhibit 6.3 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.4	Employment Agreement dated September 1, 2021, by and between Middletown Valley Bank and Robert Wolfe, Jr. (incorporated by reference to Exhibit 6.4 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.5	Supplemental Executive Retirement Plan Agreement dated January 24, 2014, by and between Middletown Valley Bank and Robert E. Goetz (incorporated by reference to Exhibit 6.5 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.6	Amendment to Supplemental Executive Retirement Plan Agreement dated May 18, 2018, by and between Middletown Valley Bank and Robert E. Goetz (incorporated by reference to Exhibit 6.6 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.7	Supplemental Executive Retirement Plan Agreement dated March 2, 2012, by and between Middletown Valley Bank and J. Michael Hill (incorporated by reference to Exhibit 6.7 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)
6.8	Amendment to Supplemental Executive Retirement Plan Agreement dated May 18, 2018, by and between Middletown Valley Bank and J. Michael Hill (incorporated by reference to Exhibit 6.8 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.9	Community Heritage Financial, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 6.9 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.10	Form of Restricted Stock Unit Grant Agreement under the Community Heritage Financial, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 6.10 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.11	Community Heritage Financial 401(k) Plan (incorporated by reference to Exhibit 6.11 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.12	Middletown Valley Bank Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 6.12 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.13	Lease Agreement dated as of February 1, 2019, by and between Fordham Holdings, LLC, as Landlord, and Millennium Financial Group, Inc., as Tenant (incorporated by reference to Exhibit 6.13 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.14	Lease Agreement dated as of July 1, 2020, by and between Dry Dock Plaza, LLC, as Landlord, Millennium Financial Group, Inc., as Tenant, and Middletown Valley Bank as Sub-Tenant (incorporated by reference to Exhibit 6.14 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.15	Securities Purchase Agreement dated as of as of November 27, 2018, by and between Community Heritage Financial, Inc., and William H. Poffenbarger, Jr. (incorporated by reference to Exhibit 6.15 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

6.16	First Amendment to the Securities Purchase Agreement dated as of February 1, 2019, by and between Community Heritage Financial, Inc and William H. Poffenbarger, Jr. (incorporated by reference to Exhibit 6.16 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

7.1	Agreement and Plan of Reorganization dated as of August 23, 2018, by and between Middletown Valley Bank and Community Heritage Financial, Inc. (incorporated by reference to Exhibit 7.1 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

7.2

Amendment to Agreement and Plan of Reorganization dated as of October 19, 2018, by and between Middletown Valley Bank and Community Heritage Financial, Inc. (incorporated by reference to Exhibit 7.2 of the Company’s Draft Offering Statement on Form 1-A (Commission File No. 367-00323) filed with the SEC on May 10, 2022)

11.1	Consent of Yount, Hyde & Barbour, P.C.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY HERITAGE FINANCIAL, INC.

By:	/s/ Robert E. Goetz
Robert E. Goetz
President and Chief Executive Officer Date: May 1, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert E. Goetz	President and Chief Executive Officer and Director	May 1, 2023
Robert E. Goetz

/s/ Robert Wolfe, Jr.	Chief Financial Officer	May 1, 2023
Robert Wolfe, Jr.

/s/ James G. Pierne	Chairman of the Board of Directors
James G. Pierne		May 1, 2023

/s/ James H. Clapp	Director
James H. Clapp		May 1, 2023

/s/ Frankie Corsi, III	Director
Frankie Corsi, III		May 1, 2023

/s/ Beth A. Dellaposta	Director
Beth A. Dellaposta		May 1, 2023

/s/ Richard L. Kefauver	Director
Richard L. Kefauver		May 1, 2023

/s/ A. Dennis Remsburg	Director
A. Dennis Remsburg		May 1, 2023

/s/ John T. Routzahn, III	Director
John T. Routzahn, III		May 1, 2023

/s/ Todd M. Snook	Director
Todd M. Snook		May 1, 2023